UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

All data as of 12/31/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	91%
Cash/Bonds/Other	9%
Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 12/31/08

	1 Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	(50.6)%	(7.9)%	1.1%	9.2%
S&P 500 Index	(37.0)%	(2.2)%	(1.4)%	8.4%
Inflation + 10%	10.1%	12.7%	12.5%	12.8%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87

Net Assets:	$5,789 million

2008 Expense Ratio:	0.90%; No loads, 12b-1, exit or performance fees

2008 Turnover:	30%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLPFX; 54306910-8

Net Asset Value:	$15.69
TOP TEN HOLDINGS — 19 Total Holdings in Fund

Liberty Media Entertainment	media company that owns DTV shares		12.2%
Dell	information technology supplier		8.6%
NipponKoa	Japanese non-life insurance		8.6%
Yum! Brands	franchisor/owner — Taco Bell, KFC, Pizza Hut		7.1%
Chesapeake Energy	oil & gas exploration & production		6.7%
Walgreen	pharmacy and retail chain		4.9%
Philips	medical products, lighting & electronics		4.8%
Walt Disney	entertainment and broadcasting		4.8%
eBay	online auction, payment, & other services		4.7%
Cemex	global cement company		4.1%
		Total	66.5%
PERFORMANCE — Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%	2008	(50.6)%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%
1990	(16.4)%	1995	27.5%	2000	20.6%	2005	3.6%
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%
1992	20.5%	1997	28.3%	2002	(8.3)%	2007	(0.4)%
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

PHILOSOPHY The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for over 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value. OBJECTIVE/POLICY STATEMENT Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued. FUND MANAGEMENT The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $23 billion in assets. INVESTMENT PARTNERSHIP To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees fees in the Funds. GOVERNING PRINCIPLES · We will treat your investment in Longleaf as if it were our own. · We will remain significant investors with you in Longleaf. · We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. · We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential. · We will concentrate our assets in ur best ideas. · We will not impose loads, exit fees or 12b-1 charges on our investment partners. · We will consider closing the Funds to new investors if closing would benefit existing shareholders. · We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. · We will communicate with our investment partners as candidly as possible.

All data as of 12/31/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	97%
Cash & Other	3%
Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 12/31/08

	1 Year	5 Years	10 Years	15 Years
Longleaf Partners Small-Cap Fund	(43.9)%	(2.2)%	4.4%	8.9%
Russell 2000 Index	(33.8)%	(0.9)%	3.0%	5.9%
Inflation + 10%	10.1%	12.7%	12.5%	12.5%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors

Net Assets:	$1,804 million

2008 Expense Ratio:	0.93%; No loads, 12b-1, exit or performance fees

2008 Turnover:	23%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLSCX; 54306920-7

Net Asset Value:	$14.58
TOP TEN HOLDINGS — 21 Total Holdings in Fund

Fairfax Financial Holdings	property/casualty insurance	11.5%
Washington Post	education & media company	7.6%
tw telecom	telecom/info service provider	7.0%
Fair Isaac	credit scoring software	6.6%
Everest Re Group	reinsurance provider	6.5%
Markel	specialty insurance	5.9%
Wendy’s/Arby’s	fast food restaurant operator	5.0%
Willis	insurance broker	4.9%
Del Monte Foods	food & pet products	4.9%
Texas Industries	construction materials	4.8%
	Total	64.8%
PERFORMANCE — Yearly Returns

1989*1	21.5%	1994	3.6%	1999	4.1%	2004	14.8%
1990*	(30.1)%	1995	18.6%	2000	12.8%	2005	10.8%
1991*	26.3%	1996	30.6%	2001	5.5%	2006	22.3%
1992	6.9%	1997	29.0%	2002	(3.7)%	2007	2.8%
1993	19.8%	1998	12.7%	2003	43.9%	2008	(43.9)%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

PHILOSOPHY The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for over 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value. OBJECTIVE/POLICY STATEMENT Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued. FUND MANAGEMENT The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $23 billion in assets. INVESTMENT PARTNERSHIP To align employee interests with those of shareholders and preven conflicts of interest, Southeastern s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees fees in the Funds. GOVERNING PRINCIPLES · We will treat your investment in Longleaf as if it were our own. · We will remain significant investors with you in Longleaf. · We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. · 9 We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential. · We will concentrate our assets in our best ideas · We will not impose loads, exit fees or 12b-1 charges on our investment partners. · We will consider closing the Funds to new investors if closing would benefit existing shareholders. · 9 We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. · We will communicate with our investment partners as candidly as possible.

All data as of 12/31/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO CONSTRUCTION

Equities & Forwards	98%
Cash & Other	2%
Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 12/31/08

	One Year	Five Years	Ten Years
Longleaf Partners International Fund	(39.6)%	0.3%	7.6%
MS EAFE Index	(43.4)%	1.7%	0.8%
Inflation + 10%	10.1%	12.7%	12.5%
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98

Net Assets:	$2,041 million

2008 Expense Ratio:	1.6%; No loads, 12b-1, exit or performance fees

2008 Turnover:	44%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLINX; 54306940-5

Net Asset Value:	$11.09
TOP TEN HOLDINGS — 18 Total Holdings in Fund

NipponKoa Insurance	Japanese non-life insurance		10.9%
ACS Actividades	construction, infrastructure & energy		10.7%
Fairfax Financial Holdings	property/casualty insurance		10.3%
Cheung Kong	global ports, real estate, & telecom		7.2%
Accor	corporate services & hotels		5.8%
Olympus	medical equipment & cameras		5.7%
Sompo	Japanese non-life insurance		5.6%
Japan Petrol	oil & gas exploration & production		5.2%
Ingersoll-Rand	climate control, compressors, & security		5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut		5.0%
		Total	71.5%
COUNTRY WEIGHTINGS

	Equity	Net Assets		Equity	Net Assets
Japan	32.0%	32.2%	Netherlands	4.8%	4.9%
Spain	12.2%	12.3%	Mexico	4.6%	4.6%
Canada	11.6%	11.7%	UK	4.3%	4.4%
US	9.7%	9.8%	Malaysia	2.9%	2.9%
Hong Kong	7.1%	7.2%	Total	100%	100.8%
France	5.8%	5.8%	Cash/Other	N/A	(0.8)%
Bermuda	5.0%	5.0%
PERFORMANCE — Yearly Returns

1998*	9.0%	2001	10.5%	2004	10.2%	2007	15.3%
1999	24.4%	2002	(16.5)%	2005	12.9%	2008	(39.6)%
2000	25.9%	2003	41.5%	2006	17.1%

*Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

PHILOSOPY The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for over 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value. OBJECTIVE/POLICY STATEMENT Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued. Fund management
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $23 billion in assets. INVESTMENT PARTNERSHIP To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern s C^ode of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees fees in GOVERNING PRINCIPLES · We will treat your investment in Longleaf as if it were our own. · We will remain significant investors with you in Longleaf. · We will invest for the long-term, while striving to maximize returns and minimize ‘ business, financial, purchasing power, regulatory and market risks. · We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential. · We will concentrate our assets in our best ideas. · We will not impose loads, exit fees or 12b-1 charges on our investment partners. · We will consider closing the Funds to new investors if closing would benefit existing shareholders. · We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. · We will communicate with our investment partners as candidly as possible.

Southeastern Asset Management, Inc.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

BACKGROUND

Year Founded:	1975

Headquarters:	Memphis, Tennessee
Research Offices:	London, Tokyo & Singapore

Staff:	56 Employees
9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management (12/31/08):	$23.2 billion
U.S. large cap separate accounts:	$6.4 billion (closed)
International separate accounts:	$0.8 billion
Global separate accounts:	$6.5 billion
Longleaf Partners Fund:	$5.7 billion
Longleaf Partners Small-Cap Fund:	$1.8 billion (closed)
Longleaf Partners International Fund:	$2.0 billion

Partnership Investing:	-The Longleaf Funds are the exclusive equity vehicle for Southeastern’s retirement plan and employee equity investments.
-Southeastern employees and their families are Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation +10%

Portfolio Management:	Team approach
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans
American Airlines	Nestle
Bhs	Northern Foods
Cable & Wireless	Northrop Grumman
Cox Enterprises	OfficeMax
DSG	Ormet
DTE Energy	Pactiv
EDS	Parker-Hannifin
General Mills	Pearson Group Pension Trustee Limited
Kellogg Company	Reuters
Lloyd’s Register	Rollins
Lloyds TSB	Smurfit-Stone
Lonza America	Stagecoach
National Australia Group	Tesco
National Grid USA

Academic Institutions
Allegheny College	Temple University
Claremont McKenna College	University of Colorado
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College
Syracuse University

Foundations and Nonprofit Institutions
American Legacy Foundation	North Shore-Long Island Jewish
American Museum of Natural History	Health System
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Dana-Farber Cancer Institute	The Nature Conservancy
Gordon and Betty Moore Foundation	The New York Public Library
Kauffman Foundation	Yawkey Foundation
Clients chosen for the list consist of equity separate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

BIOGRAPHIES
RESEARCH/PORTFOLIO MANAGEMENT

O. Mason Hawkins, CFA	Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983
B.A. (Finance) University of Florida, 1970
M.B.A. (Finance) University of Georgia, 1971

G. Staley Cates, CFA	President
Southeastern since 1986.
1986, Research Associate, Morgan, Keegan & Company, Memphis.
Chartered Financial Analyst, 1989
B.B.A. (Finance) University of Texas, 1986

T. Scott Cobb	Vice President
Southeastern since 2006. Based in London.
2004-2006 Smith, Salley & Associates, Greensboro.
2000-2004 Private Investor, Chapel Hill.
1995-2000 CST Investments, LLC, Memphis.
B.A. (History) University of Memphis, 1997
M.A. (Theological Studies) Covenant Theological Seminary, 1999

Jason E. Dunn, CFA	Vice President
Southeastern since 1997.
Chartered Financial Analyst, 2001
B.A. (Business & Economics) Rhodes College, 1999

Ross Glotzbach, CFA	Vice President
Southeastern since 2004.
2003-2004, Corporate Finance Analyst, Stephens, Inc., Little Rock.
Chartered Financial Analyst, 2006
B.A. (Economics) Princeton University, 2003
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

RESEARCH/PORTFOLIO MANAGEMENT (continued)

E. Andrew McDermott	Vice President
Southeastern since 1998. Based in London.
1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco.
1992-1994, NEC Logistics, Tokyo.
B.A. (History) Princeton University, 1992

Ken Ichikawa Siazon	Vice President
Southeastern since 2006. Based in Singapore/Tokyo.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong
1994-1997, JP Morgan, Hong Kong, New York
1990-1992, Ford Motor Company, Tokyo
1989-1990, Fuji Bank, Tokyo
B.S. (Systems Engineering) University of Virginia, 1989
M.B.A. Harvard Business School, 1994

Lowry H. Howell, CFA	Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999
B.A. (Finance) Rhodes College, 1995
M.S. (Accounting) Rhodes College, 1996

Josh Shores, CFA	Analyst
Southeastern since 2007.
2004-2007, Smith, Salley & Associates, Greensboro.
2002-2004, Franklin Street Partners, Chapel Hill.
Chartered Financial Analyst, 2006
B.A. (Philosophy & Religious Studies) University of North Carolina, 2002
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT PORTFOLIO MANAGEMENT

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991 -1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigsburg, Germany.
Chartered Financial Analyst, 2001
B.A. (History) Dartmouth College, 1989

Tim Cook	Vice President
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper	Vice President
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-1984, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-1973, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977
B.S. (Management) Georgia Institute of Technology, 1964
Emory University, 1965
M.B.A. (Marketing) University of Florida, 1970
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT PORTFOLIO MANAGEMENT (continued)

Gary M. Wilson, CFA	Vice President
Southeastern since 2002.
1998-2002, Marketing, Citigroup, Tokyo
1993-1994, Business Development, Baystate Financial Services, Boston
Chartered Financial Analyst, 2005
B.A. (History) Colgate University, 1992
M.A. International Economics, Johns Hopkins School of Advanced International Studies, 1998

Gwin Griesbeck	Associate
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003
TRADING

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987.
1986-1987, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis.
Chartered Financial Analyst, 1991
B.A. (Economics) Rhodes College, 1980

Jeffrey D. Engelberg, CFA	Vice President
Southeastern since 2007.
2005-2007, Senior Trader, Fir Tree Partners, New York.
2001-2005, Convertible Bond Trader, KBC Financial Products, New York.
1999-2000, Listed Equity Trader, Morgan Stanley, New York.
Chartered Financial Analyst, 2003
B.S. (Economics) Wharton School, University of Pennsylvania, 1998
M.B.A. Wharton School, University of Pennsylvania, 1999

Nancy C. L. Neo	Senior Trader
Southeastern since 2008. Based in Singapore.
2006-2008, Principal, Olivant Advisers (Asia-Pacific) Private Limited, Singapore.
2006-2006, Vice President, York Capital Management Asia Limited, Singapore.
1996-2006, Director, Deutsche Securities Asia Limited, Singapore.
Bachelor of Business Administration, National University of Singapore, 1986
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

TRADING (continued)

Dallas Geer	Associate
Southeastern since 2004.
2001 -2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.
B.A. (Accounting) University of Tennessee, 1998
M.B.A. University of Tennessee, 2001
CLIENT ACCOUNTING

Jamie H. Baccus, CPA	Director of Client Accounting
Southeastern since 2004.
2003-2004, Mortgage Reconciliations Supervisor, Union Planters Bank.
2002- 2003, Audit Supervisor, Horne CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horne CPA Group, Jackson, MS.
Certified Public Accountant, 2001
BSBA (Accounting) Auburn University, 1998
Master of Accountancy University of Alabama, 1999

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972

Joy Mains	Portfolio Accountant
Southeastern since 2002.
2000-2002 Senior Accountant, KPMG LLP.
1999-2000 Staff Accountant, KPMG LLP.
B.B.A. University of Memphis, 1999

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998.
1992-1998, Accountant, Social Services.
1978-1981, Public Accounting Experience.
B. S. (Accounting) George Mason University, 1978
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT ACCOUNTING (continued)

Laura A. Wynn	Portfolio Accountant
Southeastern since 1987.
Miller Hawkins Business College, 1978

Nancy L. Thompson, CPA	Special Projects Coordinator
Southeastern since 1996.
1990-1996, Partner, Ott & Associates, CPAs, Memphis.
1985-1990, Jack T. Chism & Company, CPAs.
Certified Public Accountant, 1987.
B.A. University of Tennessee, 1976
M. Ed. University of North Florida, 1978
ADMINISTRATION

Steven G Fracchia, CPA	Chief Financial Officer
Southeastern since 2007.
1996- 2007, Partner, Rhea & Ivy, PLC.
1994-1996, Controller, ALSAC/St. Jude Children’s Research Hospital.
1990-1994, Coopers & Lybrand (Pricewaterhouse Coopers).
B.S. (Accounting) University of Alabama, 1990

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998, Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991 -1993, Global Technology and Operations Associate, J.P. Morgan, New York.
B.S. (Applied Economics & Business Management) Cornell University, 1991

Joseph L. Ott, CPA	Vice President, Treasurer and Operations
Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.
B.S. (Accounting) Mississippi State University, 1971
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

ADMINISTRATION (continued)

Julie M. Douglas, CPA	Vice President and CFO — Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986: Tennessee, 1990.
B.S. (Accounting) Pennsylvania State University, 1984

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985

B.B.A. (Accounting) Memphis State University, 1975

Suzanne K. Ross, CPA	Portfolio Compliance Specialist
Southeastern since 2005.
2004 -2005, Staff Accountant, KPMG LLP.
Certified Public Accountant, 2005
Bachelor of Accountancy, Mississippi State University, 2002
Master of Professional Accountancy, Mississippi State University, 2003

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.
B.A. (Economics) Rhodes College, 1999
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LEGAL

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.
B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.
B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996

Steven P. McBride	Assistant General Counsel
Southeastern since 2005.
2001-2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.
B.A. (Economics) University of Memphis, 1992
J.D. Notre Dame Law School, 1997

Joseph A. Antonio	Legal Counsel
Southeastern since 2008. Based in Singapore.
2008, SAP AG, Singapore
2006-2007, General Electric Vetco Gray, Singapore
1997-2006, Unocal Corporation, Philippines
1995-1997, Philippine Stock Exchange, Philippines
B.A. (Political Science), University of the Philippines, 1988
Bachelor of Law, University of the Philippines College of Law, 1993
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
■	Stocks represent ownership in a business enterprise.

■	Every business enterprise has a value.

■	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
■	It protects capital from significant loss over the long-term.

■	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Security Selection Criteria
Good Business Good People
·Understandable / ‘Honorable and Trustworthy ‘ ·Financially Sound /Capable Operators ·Competitive Advantages f ‘Capable Capital Allocators
Sell Discipline
We generally sell a portfolio holding for one of four reasons:

l. The price reaches our appraisal and no margin of safety remains.
2. We can improve our risk/return profile substantially, e.g. we can replace a business selling at 80% of its worth with an equally attractive company at 40% of its value.
3. The future earnings power of the company becomes severely impaired by threats to the business, poor capital allocation, or other reasons.
4. We no longer believe management can build shareholder value and efforts to find new corporate leadership would be unsuccessful or too costly.

Research Process

Investment = Safety of Principal + Adequate Return
Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security.

INTERNATIONAL EQUITY
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held up to 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded Longleaf Partners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 12/31/08
o	13 accounts

o	$2.8 billion in assets ($2 billion is Longleaf Partners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50-$100 million

o	100 basis points on all assets over $100 million
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 12/31/08, net of fees
Cumulative Total Return

	1 year	5 years	10 years	IPO (10/26/98)
LLIN	-39.6%	1.4%	107.4%	126.1%

Inflation +10%	10.1%	81.6%	225.3%	233.6%

MSCI EAFE	-43.4%	8.6%	8.3%	18.3%
Annualized Return

	1 year	5 years	10 years	IPO (10/26/98)
LLIN	-39.6%	0.3%	7.6%	8.3%

Inflation +10%	10.1%	12.7%	12.5%	12.5%

MSCI EAFE	-43.4%	1.7%	0.8%	1.7%
Percentile Ranking Versus MSCI EAFE Managers

	1 year	5 years	10 years
LLIN	13	70	6
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. The performance of the International Fund is presented as a representative account. Separately managed international accounts may be managed differently and will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www. longleafpartners.com for the most recent performance or for the Funds’Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 99 investment companies representing $178 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

SOUTHEASTERN ASSET MANAGEMENT
PERFORMANCE VS CAI MF - NON-US EQUITY STYLE
PERIODS ENDED DECEMBER 31, 2008

Return Ranking

The chart below illustrates fund rankings over various periods versus the CAI MF - Non-US Equity Style. The bars represent the range of returns from the 10th percentile to the 90th percentile for each period for all funds in the CAI MF - Non-US Equity Style. The numbers to the right of the bar represent the percentile rankings of the fund being analyzed. The table below the chart details the rates of return plotted in the graph above.

20%
10%
0%
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(46)
(13)
(52)
(42)
(50)
(70)
(66)
(6)

	Last Year	Last 3 Years	Last 5 Years	Last 10 Years
10th Percentile	(38.79)	(4.02)	4.56	6.51
25th Percentile	(41.13)	(5.73)	3.09	4.02
Median	(43.86)	(7.19)	1.62	1.74
75th Percentile	(46.67)	(9.19)	(0.03)	0.37
90th Percentile	(49.29)	(11.51)	(1.67)	(1.40)
Longleaf Partners Intl (Net) ●	(39.60)	(6.58)	0.28	7.56
MSCI EAFE Index ▲	(43.38)	(7.35)	1.66	0.80

Inception: Oct. 26, 1998

Southeastern Asset Management

LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

	Net of fees	MSCIEAFE
YEAR

1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%

Annualized Return from	8.3%	1.7%
IPO (10/26/98) to 12/31/08

*	Partical year, initial public offering 10/26/98
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 12/31/08 was -39.6%, 5 year was 0.3%. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleaf partners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS FUNDS

ANNUAL REPORT
at December 31, 2008

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2009 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

In 2008, the Longleaf Funds recorded the worst absolute returns in their history. The International Fund beat its EAFE benchmark for the year, but both the Small-Cap and Partners Funds fell short of their respective indices. The steep absolute declines, particularly in October and November, caused some of the longer-term numbers below to look anemic. A few very bad months at the endpoint, rather than consistently weak returns, dramatically eroded the 5 and 10 year results.

	Cumulative Returns through December 31, 2008
	Inception	15 Year	10 Year	5 Year	1 Year

Partners Fund (4/8/87 IPO)	583.5%	175.0%	11.6%	(33.6)%	(50.6)%
S&P 500 Index*	410.0	155.7	(13.0)	(10.5)	(37.0)
Inflation plus 10%	1306.5	482.9	225.3	81.6	10.1

Small-Cap Fund (2/21/89 IPO)	393.5	259.0	53.7	(10.3)	(43.9)
Russell 2000 Index	326.0	136.0	34.7	(4.6)	(33.8)
Inflation plus 10%	1002.0	482.9	225.3	81.6	10.1

International Fund (10/26/98 IPO)	126.1	NA	107.4	1.4	(39.6)
EAFE Index*	18.3	NA	8.3	8.6	(43.4)
Inflation plus 10%	233.4	NA	225.3	81.6	10.1

* During the inception year, these indices were available at month-end only; therefore, the S&P 500 Index value at 3/31/87 and the EAFE Index value at 10/31/98 were used to calculate performance since inception. Additional performance information for each Fund can be found on pages 18, 28 and 36.

In mid-December, we posted on the Longleaf website a somewhat lengthy summary of various presentations to our clients. The topics included:

•	Drivers of the market collapse;

•	Signs indicating a market bottom;

•	The extreme opportunity for future returns; and

•	Discussion of those holdings that had suffered the worst price declines.

Rather than re-writing those messages, we include a reprint as an Appendix on page 7.

Volatility may continue but the absolute and relative rebound in all three Funds since the S&P reached a low on November 20th has been encouraging. The magnitude of the rise in just under eleven weeks indicates how depressed prices were for many of our holdings. In addition, even after this bounce, the Funds remain severely discounted implying significant future returns.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

	Partners	S&P 500	Small-Cap	Russell	International	EAFE
	Fund	Index	Fund	2000 Index	Fund	Index

Return 11/20/08 through 2/3/09	25.7%	12.0%	21.0%	18.0%	21.6%	6.0%

In addition to the topics covered in the Appendix, we have heard several other common questions and observations that are addressed below.

Don’t the Longleaf Funds usually hold up better in a down market?
Though people often assume that value managers will have better results in down markets, none escaped the turmoil of 2008. With cash as the only place to hide, clients received little benefit from asset class diversification. While Longleaf did avoid the major Wall Street disasters of the year, no parts of the equity markets were unscathed. (In the Dow Jones World Index no industry group had positive returns.)

In most previous recessions Southeastern has declined with the market, but has meaningfully outperformed in the recovery, resulting in strong relative and absolute returns over the full cycle. We believe that the results following this decline will be more pronounced given how discounted the Funds are both relative to the market and on an absolute basis. While the S&P sells at an average P/E of just under 15, Longleaf’s companies sell for under 7 times cash earnings. The Partners and Small-Cap Funds trade at a 40% or lower P/V, and the International Fund is below 50%, compared to the long-term averages for the three Funds in the mid to high-60%s.

Your 2007 year-end letter noted the uncertainty surrounding the burst of the housing bubble, tighter credit, oil and other commodity prices, and U.S. leadership. We thought the portfolios were better positioned to withstand the challenges.
We correctly anticipated an economic slowdown, but we missed the depth and breadth of this global recession. As we reviewed the Longleaf portfolios a year ago, we thought that a mild recession would do minimal or no damage given the competitive entrenchment and financial strength of most holdings. The complete evaporation of credit that halted consumer and corporate spending took us and most of the world by surprise and drove down our appraisals an average 15%. The price hits, however, were much more significant, falling between 40-50% on average and more than 70% in a few individual cases.

Throughout the year we followed our long-held discipline of trying to protect capital by buying businesses with competitive advantages, good management partners, and prices below 60% of appraisal. In 2008 many high quality investments went from 60-cent dollars to 30-cent dollars, even after lowering appraisals to account for the worse environment. We believe that prices will return to fair value at some point meaning that returns on our capital are deferred, not lost.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

How do you account for the macro environment in your appraisals, and how can you accurately appraise businesses when there’s so much uncertainty surrounding earnings?
We make each investment decision by assessing business, people, and price and we do incorporate economic assumptions into our appraisals. For example, today we assume continued worldwide GDP declines throughout 2009. This assumption affects each holding differently — it has little impact on Disney’s ESPN business but reduces revenues at the theme parks. Our appraisals also incorporate the business cycle — we don’t view peak earnings or revenues as the base from which cash flow will grow. Unlike the market as a whole, most companies that we own are not coming off a period of peak margins. Part of today’s uncertainty revolves around credit availability. In those companies where leverage is significant and/or near-term financing is required, we have not added to the positions or bought new ones until there is clarity on funding. In some cases we have sold positions where outside financing might be mandatory. In addition, many companies will have negative year-over-year comparisons in the next few quarters, and we have tried to minimize our downside by assessing the expected results against the current price.

Though it seems paradoxical, in an environment with as many extremes as today’s, more uncertainty surrounds the next 12 months than the next 60. As long-term investors we have an advantage. Our appraisal inputs for the next year can be negative, and the businesses we own will still be worth much more over 5 years given their growth, competitive positions, financial flexibility, and capable management teams. Appraisals are approximate, never perfect. We must ask what assumptions the price incorporates. 40% P/Vs reflect a great deal of pessimism. Even if our valuations are too ambitious by 20%, we still own 50-cent dollars that should grow over the next five years — a much bigger margin of safety than the historic average.

Did you learn lessons in 2008 that have changed your process?
We discussed some of our appraisal assumptions above. We have analyzed the places we took meaningful appraisal mark downs to find ways to improve. While the team has always dissected our case against the Wall Street consensus, we instituted a more formal devil’s advocate role for each name to make the process of thoroughly vetting the bear case on a stock more systematic. We are more rigorously stress testing the appraisals of even small pieces of businesses when those divisions have lower-than-average quality along with significant operating or financial leverage after watching divisions with little worth undermine the high quality, valuable pieces of several companies. We also have become more active in cases where our efforts can improve corporate governance, value creation, and/or recognition. The extreme discounts in today’s prices heighten the impact that selective, intelligent, and successful activism can add.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

Have the 2008 results caused you to rethink your concentration?
We concentrate in our 18-20 most qualified investments. Owning more companies does not change the propensity to make a mistake. In fact, we think overdiversification increases the probability of error. In rare times when numerous qualifiers exist, this concentration discipline forces us to select the best opportunities. The incremental name on the list is either lower quality, has less capable management, or is not as discounted. Owning more names that are less qualified increases risk and lowers return over time, assuming that one views risk as permanent capital loss, not volatility.

To the extent that owning fewer names led to more downside volatility in 2008, the concentration should also be a source of outperformance in the future. The Funds’ biggest weightings are among the most discounted stocks. As the largest owners of the Funds, lumpy returns are acceptable if the long-term results are satisfactory.

Have you found many new investments with the sharp price declines, and how did you decide when to add these?
In 2008, especially in the second half, our analysts looked at numerous new opportunities across all three Funds, and the “on-deck” list of qualifiers is as long as it has ever been. Each new name must first qualify on an absolute basis. While almost every stock fell during the year, many companies also experienced value declines. Even if a stock qualified on business, people, and price, we required a candidate to also have relatively little appraisal risk as indicated by operating or financial leverage.

After passing all filters, the name then had to qualify on a relative basis — was it one of the 20 best ideas? With few exceptions, particularly domestically, we already owned high quality businesses with strong competitive positions and capable partners. To incur the tax liabilities in some cases and transaction costs to trade one of these discounted holdings for marginal improvement did not make economic sense. In addition, buying a new name increases the risk of unknowns because we have not lived with the company or management team through various business cycles. For these reasons we insisted on a meaningful upgrade in order to swap a name. When the improvement was significant such as with Aon in the Partners Fund, First American in Small-Cap, and SK Telecom in International, we sold companies short of full value to buy much more discounted companies whose worth could build more rapidly.

We also sold names that were statistically cheap when we determined that values could stagnate or decline. As long-term owners the two most important elements to successful returns are: (1) a large margin of safety between price and value; and (2) how that value grows over time. Short-term and, we believe, ephemeral price declines such as those suffered by most of our holdings in the fourth quarter do not

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

justify selling a stock. The risk of ongoing value deterioration, however, demands serious review.

Have significant outflows been a problem?
We have discussed the importance of having great investment partners for many years, and nothing makes this point more poignantly than having positive flows in such a trying year. In 2008 as headlines screamed “Redemptions” and “Forced Selling,” Southeastern’s net asset inflows from new and existing investors were over $1.6 billion. Southeastern clients and Longleaf shareholders benefited from our being buyers when prices were declining. The net inflows are a testament to how well our investment partners understand the approach originally penned by Ben Graham. As the largest owners of the Longleaf Funds and as your managers, we are extremely grateful and humbled to have such supportive, long-term, and patient fellow owners.

How can we receive timely updates from Southeastern?
We encourage all of our partners to subscribe to Longleaf Mail via the website, www.longleafpartners.com. This provides notice whenever new information is posted. In October we held an impromptu conference call for investors, and in December we posted the commentary that’s shown in Appendix to provide our partners a bit more insight in troubling times. While we don’t anticipate frequent mid-quarter communications, subscribing to the notification service will insure that you don’t miss any.

Should we add to Longleaf or wait until the market turns?
We do not know when prices will become more efficient. Historically, a small percentage of trading days has represented a large proportion of returns. Because investors rarely foresee the big market moves, sitting on the sidelines can have meaningful opportunity cost. We recommend that our partners consider the following: (1) the implied return opportunity from these record-breaking low P/Vs is high, especially given the quality of the companies we own, their financial strength, and their management teams; (2) taxable investors also get the rare benefit of meaningful appreciation before the portfolios have a taxable gain; and (3) over the last year your partners at Southeastern have added the largest amount in history to the Longleaf Funds.

Historically, the length of our letters has been inversely proportional to returns. Unfortunately, this report is long. To summarize:

•	As both your managers and the largest owners of the Longleaf Funds we deeply regret the results delivered in 2008.

•	Learning from the year’s challenges, we believe we have initiated improvements to our investment process.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

•	In over three decades we have not seen quantitative and qualitative investment opportunities of this magnitude.

•	Over the next five years we strongly believe that our holdings’ corporate values will grow significantly, the large discounts from those values will close appreciably, and all three Longleaf Funds should deliver outsized returns, which, for taxable investors, will have the advantage of the Funds’ current tax basis.

•	The value of committed and informed partners cannot be overstated.

We thank you for your support, patience, and common views of investing. We look forward to seeing many of our partners at Longleaf’s annual shareholder presentation on Thursday, May 7th in Memphis at 5:30 p.m. We will post location information on our website when it is available. We wish a happy and prosperous 2009 to all.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Appendix
SOUTHEASTERN’S WEBSITE POST ON
DECEMBER 19, 2008

Given the extremes in the market over the last few months, we thought that you might find the following excerpts from some of our recent meetings helpful. The fear in the market has been palpable since October, creating massive volatility and the kind of long-term investing opportunities that Ben Graham described so well. We have dusted off Security Analysis and encourage our investment partners to do the same. It offers a rational approach in this irrational environment.

Thank you for your tremendous partnership particularly when being a long-term investor feels the worst. As the notes below indicate, we unequivocally believe your patience will be rewarded.

Excerpts from meetings with clients from October – December 2008

Over 33 years we have operated successfully through six bear markets and are now in our seventh. This one is the most severe, the most painful. Conversely, it is the one that has created the most compelling opportunity and should produce the highest returns when the fear subsides. Several observations indicate the extremes affecting the market, and we believe, imply that a bottom was reached in November.

•	The earnings yield of the S&P 500 relative to Treasuries has made equities the most compelling since the mid 1930s (see data on following page.)

•	The annual 10 year return for large company stocks has turned negative — something that has occurred only two other times, in 1938 and 1939, since tracking began in 1926.

•	The VIX, an index measuring expected volatility and therefore fear, hit an all-time high in November.

•	Significant margin calls and capital calls from various types of private funds have caused widespread selling of equities.

•	Advisor sentiment measuring bulls versus bears has fallen to the lowest level in over two decades.

•	The amount of cash being held on the sidelines by individuals has grown to a sum significantly greater than the total market cap of U.S. stocks.

•	Investors have bought Treasurys with no return, an indicator of the fear of other investments.

•	Institutional managers have held high cash balances in spite of acknowledging equities’ undervaluation.

Appendix
SOUTHEASTERN’S WEBSITE POST ON
DECEMBER 19, 2008

•	Warren Buffett and Prem Watsa, two of the best fundamental investors, have made significant moves into equities.

•	Insider buying at companies has been rampant.

We did not anticipate this decline’s severity or the collateral damage our holdings would experience from the forced liquidations of margined speculators, hedge funds, and leveraged financials. While we did not own the headline disasters such as AIG, Fannie, Freddie, the New York investment banks, regional banks, monoline insurers, the home builders, or real estate businesses, we have been impacted as these companies have deleveraged. Stock prices have also been hurt as forced selling of equities has soared with hedge funds and many mutual funds meeting substantial redemptions as well as private equity funds making capital calls without providing the distributions historically used to fund those calls. Longleaf’s results over the last three months have declined as much or more than the market for several reasons — we did not sell our two very profitable domestic energy holdings when oil peaked in the summer; a few of our companies have some refinancing discomfort in 2009-10; and a handful of our investees have some exposure to a severe economic decline. We have suffered in the short term, understanding the near-term economic challenges to a number of businesses, in order to be long-term owners rewarded for the competitive strength of our holdings over the next five years.

All three Longleaf Funds were closed until 2007 when the International Fund reopened, and 2008 when the Partners Fund reopened. We had closed and held meaningful cash because we could not find qualifying investments at less than 60% of our appraisals. When qualifiers dropped below our required margin of safety, we bought. As Jeremy Grantham aptly put it, as an industrious value manager, we’ve suffered as the “nicely cheap has become spectacularly cheap.”

The good news is that we believe most, if not all, of the perceived threats are priced in. We believe that we have experienced what Sir John Templeton described as “the point of maximum pessimism” when one should buy, or as Warren Buffett has opined, when one should be greedy as all about are fearful. Our Graham and Dodd quantification of the opportunity is delineated in the table on the next page.

Appendix
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How Cheap are US Stocks?

S&P 500 Past Bear Market Lows- Earnings Yield vs. 10 Yr US Treasury Yield

							Multiple of S&P	S&P 500
		S&P	Trailing		5 Yr Avg	10 Yr US	Earnings	Yield
		500	5 Yrs		Earnings	Treasury	Yield to	Advantage
Year	Date	Price	Avg EPS		Yield	Yield	Treasury Yield	Differential

1974	Oct 4th	62.3	$6.4		10.3%	7.6%	1.4	2.7%
1982	Aug 12th	102.4	13.7		13.3	12.9	1.0	0.4
1987	Oct 19th	224.8	14.7		6.5	8.9	0.7	(2.3)
2002	July 23rd	797.7	38.8		4.9	4.5	1.1	0.4
2008	Dec 15th	868.6	66.7	*	7.7	2.5	3.1	5.2
*reported earnings as of 12/15/08

Using trailing average five year earnings through 2008 to calculate the S&P 500 earnings coupon, U.S. equities are the cheapest they have been since the Depression when compared to the 10-year Treasury yield. Because this calculation encompasses the financials’ losses reported in 2007 and 2008, one could argue that the attractive 7.7% earnings yield is artificially low.

Academicians Eugene Fama and Kenneth French recently published a study that found that value stocks have declined two years in a row only five times: during the Great Depression in 1929-32; at the beginning of WWII in 1939-41; during the Arab oil embargo of 1973-74; when the Internet bubble popped in 2001-02; and now as the housing bubble deflates. Following the four prior periods, stocks snapped back by an average of 60% in the next 12 months. Longleaf shareholders are well positioned to post high returns when the psychology of fear ebbs:

•	Our price/value ratios at less than 40% are the most attractive in our history.

•	Our investees are, in the main, industry leaders and competitively entrenched.

•	Almost all of our companies are soundly financed and produce large amounts of free cash flow.

•	Many holdings are aggressively retiring shares, thereby increasing our ownership percentage and the values per share.

Appendix
SOUTHEASTERN’S WEBSITE POST ON
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The earnings yield of the Funds is extremely attractive both in absolute and relative terms. Today, the Partners Fund trades for under 7X cash earnings, or an average cash earnings yield of over 14%, far more attractive than our long-term average, almost twice the S&P’s current earnings yield, and over 5 times the current 10-year U.S. Treasury yield. Importantly, the Fund’s free cash flow yield is after tax and will grow over the next decade. The Treasury return is pretax and fixed. Most of our companies will increase their earnings coupons after inflation. The 10-year bond could be quite a victim of higher prices.

We strongly believe that we will make multiples on our capital on most of the Funds’ positions in the next few years, particularly in those names that have suffered the largest price declines over the last several months. Examples from each Fund follow.

Cemex, one of the world’s three largest cement producers, will see lower demand in 2009 which is reflected in our appraisal. (New government infrastructure spending is not in our appraisal.) Declines in global construction and fears related to Cemex’s debt from its 2007 Rinker acquisition caused the price to plummet. The company’s free cash flow (assuming a decline from 2008) will cover approximately half of the debt due over the next year. Cemex has various options for covering the remaining debt including extending the maturities and monetizing valuable assets. The company recently announced that its banks have agreed to alter their covenants and extend their loans. Cemex currently sells for approximately 2X free cash flow, and even in the current environment, the company maintains pricing power, having raised prices in the U.S. and Mexico in the last six months. CEO Lorenzo Zambrano, officers, directors, and their families own approximately 10% of the company.

Chesapeake Energy is the largest publicly traded independent natural gas operator in North America. It sells for about 25% of our current appraisal and less than 2X after-tax discretionary cash flow. This metric omits the arsenal of discovered, but not yet producing fields- verified by recent minority interest sales in the Fayetteville, Haynesville, and Marcellus shales to major energy companies. CHK announced that it will reduce drilling and leasehold acquisition costs in 2009 in the face of lower gas prices. Additionally, the company has hedged most of its 2009 and 2010 production far above current spot prices. Long-term demand for Chesapeake’s reserves is certain. On a BTU basis, natural gas prices should continue to rise versus the price of oil because gas is: (1) politically secure in the U.S. and Canada; (2) environmentally preferable; and (3) much cheaper than oil.

Appendix
SOUTHEASTERN’S WEBSITE POST ON
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Dell sells for less than 4X current after-tax free cash flow once one subtracts almost $5/share of net cash and DFS receivables. The company is aggressively retiring shares and has increased margins even in the current environment. Over the longer run, worldwide laptop and server demand will continue to grow nicely as more of the world goes online. Dell is uniquely positioned to be the low cost, custom order solution for commercial customers with its direct sale model and offers consumers both direct sale as well as off-the-shelf alternatives.

Ingersoll-Rand is the world’s second largest provider of climate control systems via the Trane, Hussman, and Thermo King units. Worldwide economic development will increase long-term demand for both the systems and the very profitable service and parts businesses with recurring fee streams that are less economically sensitive. Tough times can actually help demand as the cost savings from more efficient systems can have meaningful impact for customers. IR also remains a world leader in compressors and security systems (Schlage). In addition, the company has the cost advantage of Bermuda tax rates versus its competitors. IR took on debt to acquire Trane last year and is now in the market’s penalty box, selling for less than 4X current after tax free cash flow, which does not account for the recent substantial drop in commodity costs. The combination of current cash, free cash flow, and unused credit lines gives the company the ability to cover debt obligations over the next two years.

Level 3 (“LVLT”) remains the low cost provider among the primary internet backbone transport companies, and LVLT is a major competitor in direct internet service to businesses within most major metro areas. Unit demand is growing rapidly, especially with increasing movement of voice, data, and video over the internet. We have assumed lower growth in business services over the next year due to the economy. Concerns over slower growth and the company’s debt hammered the stock price. The vast majority of LVLT debt matures after 2010. The company has tendered for its debt maturing in 2009 and 2010. LVLT is free cash flow positive with depreciation and amortization outstripping capital expenditures. Jim Crowe and Sunit Patel have continued to ably manage the company’s capital structure while growing the business.

Liberty Media, run by John Malone, is the parent company to two stocks in Longleaf Partners Fund: Liberty Media Interactive and Liberty Media Entertainment. Liberty Interactive is a tracking stock for QVC, the television and internet shopping network. QVC has a unique retail model with significantly lower fixed costs, minimal inventory, and an almost instant gauge of product demand compared to retailers with physical stores. In addition, the company has a growing group of

Appendix
SOUTHEASTERN’S WEBSITE POST ON
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core, high repeat customers who comprise the large majority of sales. QVC buyers have been impacted by the steep economic decline and the loss of consumer credit. We have decreased our appraisal accordingly by reducing 2009 EBITDA and free EBITDA multiples. The stock price has fallen much further than our appraised value and trades at less than 25% of our lowered appraisal. Liberty Interactive is buying back its short-term debt at levels well below face value, and should be able to cover its bank obligations and avoid covenant issues via its cash on hand and cash flow from operations over the next year.

Liberty Media Entertainment, the tracking stock for the company’s majority ownership of DIRECTV, had its full spin-out postponed due to Liberty Media’s near-term focus on Interactive’s balance sheet. Nothing about this delay impacted the value of Liberty Entertainment or its underlying asset, DTV. In fact, Chase Carey who runs DIRECTV released another quarter of growing ARPU, low churn, increased subscribers, and substantial buybacks at an annualized 14% rate. The values of both LMDIA and DTV are growing, and LMDIA now trades at a significant discount to the market price of its DTV shares, which are also heavily discounted from our conservative appraisal. In recent days the company has announced that it is proceeding with the spin-out of LMDIA as an independent company, and the shares have rallied somewhat. The price, however, remains at less than half of the value of its DTV shares, Starz Entertainment, and cash.

The substantial short-term price declines in the Longleaf Funds’ holdings represent unprecedented opportunity for long-term investors. The P/V has fallen below 40% compared to the historic low in the high-40%s and the long-term average in the high-60%s. Portfolio holdings that have suffered the worst price declines without corresponding deterioration to their long-term business fundamentals offer the most compelling opportunity for outperformance as prices recover to more closely reflect corporate values. We especially believe those companies with a modest amount of balance sheet leverage and some economic sensitivity will deliver significant outsized returns. We are in close contact with our management partners to ensure that our appraisals properly reflect any operational or balance sheet challenges. Although our appraisals incorporate four quarters of down GDP looking forward, these businesses have tremendous competitive strength that will endure well past this economic slowdown. In addition, many of our investees are buying in shares, thereby growing intrinsic value per share, increasing our ownership percentage, and making our eventual payout greater. We do not know how long fear and irrational pricing will grip the market, but we do know that this is the most compelling opportunity set we have seen in 33 years. We have added significant

Appendix
SOUTHEASTERN’S WEBSITE POST ON
DECEMBER 19, 2008

capital this year, and especially in the last three months, to our Longleaf holdings. To date we look wrong. You probably are growing weary of hearing “patience” and “long-term”, and we look forward to the day when we can write about patience having been rewarded. In the mean time, please know that we are grateful for your partnership as well as the additional investments that Southeastern and Longleaf have received this year.

Partners Fund
MANAGEMENT DISCUSSION

The Partners Fund’s abysmal fourth quarter led to its worst yearly performance in history. The 12 month decline pulled down the Fund’s longer term returns to levels below our inflation plus 10% bogey. In spite of recent relative results, the Partners Fund has outperformed the benchmark over longer periods. We believe that performance can rebound just as quickly as it fell and that the long-term numbers will recover to exceed their levels of a year ago.

	Cumulative Returns
	Inception	20 Year	15 Year	10 Year

Partners Fund	583.5%	480.9%	175.0%	11.6%
S&P 500 Index	410.0	404.3	155.7	(13.0)
Inflation plus 10%	1306.5	1016.6	482.9	225.3

Please see page 18 for additional performance information.

The bear market enabled us to consider numerous new names. The economic environment drove serious reassessment of our existing holdings. We used pessimistic assumptions to reappraise businesses and stress tested their balance sheets as well. Turnover in 2008 was higher than normal given that the more pessimistic appraisals led to the sale of some names, and we had numerous opportunities to upgrade the portfolio. Earlier in the year we traded Sprint, Limited, and Comcast for companies with better business quality and/or managements.

We exchanged General Motors equity for bonds in August. Our assumptions about GM were wrong. Annual car sales that had been 17 million units sank to a 14 million rate in the first half of 2008 with high oil prices and a slowing economy. The company projected that this lower level would last another two years, which seemed a reasonable worst case given those 14 million units translate into an average car life of at least 15 years. Although gas prices then dropped more than 50%, the recession and withdrawal of consumer credit took the annualized sales rate to 10 million units, which is likely to continue throughout 2009. With GM’s fixed cost structure (operating leverage) and its debt, this almost 30% hit to already low volumes meant significant cash losses. Equally damaging to the GM appraisal was the simultaneous collapse in value at GMAC, of which GM owns 49%. Under this scenario we believe that the bonds are worth half of par on the upside or 33 cents on the dollar if the government has its way. They currently sell for 15 cents, and yield over 30%. We continue to review this investment against opportunities that are similarly discounted but have values that will grow and no dilution risk.

We sold Aon and UBS in the fourth quarter and re-deployed the proceeds into our most compelling investments, which were names we already owned. Adding to existing holdings with fresh capital highlights how strongly our stocks that “survived”

Partners Fund
MANAGEMENT DISCUSSION

the upgrading process meet our investment criteria, rather than any unwillingness to consider other opportunities presented by this bear market. Aon is an example of the extremes in today’s market. In normal times we would never sell at below 80% of value a business with a number one market share, high returns on capital, rising prices, and a management team who has built value so successfully. In the fourth quarter, however, we could swap Aon for businesses with equally compelling qualitative characteristics selling for less than 40% of intrinsic worth. We’re grateful to CEO Greg Case for his excellent work. UBS, while statistically cheap, faced the possibility of further value deterioration given the company’s leverage, the ongoing siege of credit markets, and early signs that its global wealth management brand was suffering impairment.

Over the course of the year the primary detractors from results were those companies that suffered collateral damage from the collapse of banks and withdrawal of credit. Financial services firms represented approximately 20% of Sun Microsystems’ market for its superior high end systems. Those sales disappeared, and the recession caused other customers to delay purchases, leaving the company in need of adjusting its cost structure. The company’s net cash amounts to over half of its market cap. We filed a 13D to allow more active participation in Sun’s recognizing its significant asset value, which, after accounting for lower sales, remains over four times the current price. We also are appointing two new directors to the board.

The recession hurt Dell’s sales, particularly in the US. The stock fell 38% in the quarter and 58% for the year. We assume a further decline in 2009 sales although several segments are growing. The company’s extensive cost cutting continues, and margins have begun to reflect progress. Meanwhile, the company took advantage of the weak stock price in 2008 to retire 14% of its shares. Dell sells for less than 4X currently depressed after-tax free cash flow once one subtracts almost $5/share of net cash and DFS receivables. Over the longer run, worldwide laptop, server, storage, and services demand will grow, even if desktops never do. Dell is uniquely positioned to be the low cost, custom-order solution for commercial customers with its direct sales model, while offering consumers both direct sales as well as off-the-shelf alternatives.

When credit availability disappeared, the stocks of companies with short-term debt due cratered. A double whammy was dealt to those with consumer exposure —Liberty Interactive fell 76% in the fourth quarter, which made it the worst performer over the last three months and among those for the year. Liberty Interactive, controlled by John Malone, is a tracking stock for QVC, the television and internet shopping network. QVC has a unique retail model with significantly lower fixed costs than retailers, minimal inventory, and an almost instant gauge of product demand. In addition, the company has high repeat customers who comprise the large majority of sales. QVC buyers have been impacted by the recession and loss of consumer credit.

Partners Fund
MANAGEMENT DISCUSSION

We have decreased our appraisal accordingly by reducing 2009 EBITDA substantially and lowering EBITDA multiples. The stock price has fallen much further than our appraisal drop and trades at less than 25% of the diminished value, and less than the current market value of Liberty’s non-QVC marketable securities. Liberty Interactive is buying back its short-term debt at levels well below face value, and we believe can cover its bank obligations with cash on hand plus over $1 billion in expected cash flow from operations next year.

The Fund’s exposure to oil and gas severely impacted fourth quarter returns, though did not have major impact on the full year’s results. Chesapeake Energy, the largest publicly traded independent natural gas operator in North America, sells for below 25% of our appraisal and less than 2X after-tax discretionary cash flow. This metric omits the arsenal of discovered, but not yet producing acreage, which was verified by recent minority interest sales in the Fayetteville, Haynesville, and Marcellus shales to major energy companies. Chesapeake is reducing drilling and leasehold acquisition costs in 2009 in the face of lower gas prices. Additionally, the company has hedged most of its 2009 and 2010 production far above current spot prices. Pioneer Natural Resources owns both oil and gas reserves that have twice the average life of most companies’ fields. The stock trades for 3X gross cash flow if the 20 years of existing reserves were harvested and no further exploration occurred. Longer term oil strip prices imply that Pioneer is a 25-cent dollar. We are actively encouraging management to review various alternatives for getting value recognized.

Level 3 (“LVLT”) is the low cost provider among the primary internet backbone transport companies as well as a major competitor in direct internet service to businesses within most major metro areas. Unit demand is growing rapidly, especially with increasing movement of voice, data, and video over the internet. We have assumed lower growth in business services over the next year due to the economy. Concerns over slower growth and the company’s debt hammered the stock price, which fell 74% in the quarter. The company bought over half of its debt maturing in the next two years at significant discounts. Level 3 successfully raised $400 million for this purpose, and the Partners Fund was among the investors offered the opportunity to buy 2013 notes with a 15% coupon, convertible at $1.80 per share. LVLT is cash flow positive with depreciation and amortization outstripping capital expenditures. Jim Crowe and Sunit Patel have continued to ably manage the company’s capital structure while growing the business.

Several companies positively contributed in 2008. We sold Symantec and Comcast when each was up in the first half. DIRECTV also gained over the year. In the fourth quarter NipponKoa rebounded 19% upon the announcement of a merger of several other Japanese non-life insurers. Ample opportunity for consolidation remains, and a

Partners Fund
MANAGEMENT DISCUSSION

comparable transaction would fetch a price well above NipponKoa’s current stock level.

Throughout the year the sales we made were below full value, but we had the chance to add to higher quality opportunities that offered either less business risk, better management partners, higher value growth, or a substantially larger discount to appraisal. For the most part, the best opportunities were increasing our ownership in existing holdings. We did, however, add Marriott to the portfolio. Performance has yet to reflect the benefits of the upgrades. We believe that a P/V of less than 40% and a portfolio selling for over a 14% after-tax free cash earnings yield indicates the tremendous opportunity that is embedded in the Fund. In addition, our appraisals assume that business results in 2009 are meaningfully worse than 2008. From these assumed levels, values should grow nicely over the next few years, further adding to the compounding opportunity.

Had we known that the portfolio’s P/V would go from the low-60%s to the mid-30%s over the year, we obviously would have waited to re-open the Fund and to invest more of our own capital. We apologize to the many shareholders who were as early as we were. We firmly believe that we will again achieve double-digit long-term returns, even with 2008 results included. Closing the gap between price and value will more than make up the losses of 2008, and that does not account for any value growth delivered by high quality businesses and good partners.

Longleaf has the best shareholders in the mutual fund world. Your loyalty, confidence, and patience, particularly during such a terrible year, positively impacted the Fund as over $500 million in net flows during the year enabled us to take advantage of the price declines and add to the most qualified investments. Our buying during the downturn should pay off handsomely when prices recover, and we look forward to seeing your support rewarded. Until then, we continue to review current holdings and new qualifiers daily. We have aggressively added to our stake in the Fund because the P/V offers tremendous upside with little risk, and loss carryforwards will shield taxes from a large amount of future gains.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended December 31, 2008

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

One Year	(50.60)%	(37.00)%	10.09%
Five Years	(7.86)	(2.19)	12.67
Ten Years	1.10	(1.38)	12.52
Since Public Offering 4/8/87	9.25	7.78	12.94
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at March 31, 1987 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at December 31, 2008

		Net
		Assets

Common Stock		91.1%
Liberty Media Entertainment Corporation	12.2
Dell Inc.	8.6
The NipponKoa Insurance Company, Ltd.	8.6
Yum! Brands, Inc.	7.1
Chesapeake Energy Corporation	6.7
Walgreen Co.	4.9
Koninklijke Philips Electronics N.V.	4.8
The Walt Disney Corporation	4.8
eBay, Inc.	4.7
Cemex S.A.B. de C.V. ADS	4.1
The DIRECTV Group, Inc.	3.9
FedEx Corporation	3.7
Telephone and Data Systems, Inc.	3.6
Sun Microsystems, Inc.	3.5
Marriott International, Inc.	3.5
Pioneer Natural Resources Company	2.4
Liberty Media Holding Corporation – Interactive	2.1
Level 3 Communications, Inc.	1.9
Bonds		3.1
General Motors Corporation	1.0
Level 3 Communications, Inc.	2.1
Cash Reserves		5.3
Other Assets and Liabilities, net		0.5

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through December 31, 2008

New Holdings	Eliminations

General Motors Corporation, 5.25%
  Series B Convertible
  Senior Debentures due 2032
Level 3 Communications, Inc., 6%
  Convertible Subordinated Notes
  due 3-15-10
Level 3 Communications, Inc. 15%
  Convertible Senior Notes due 1-15-13
Liberty Media Entertainment
  Corporation – Class A (Liberty Media
  Holding Corporation – Capital)*
Marriott International, Inc.	Aon Corporation Comcast Corporation – Class A Special General Motors Corporation Liberty Media Holding Corporation – Capital Limited Brands, Inc. Sprint Nextel Corporation Symantec Corporation UBS AG

* Change due to corporate action (name of related holding)

Partners Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

Shares			Value
Common Stock 91.1%
		Broadcasting and Cable 16.1%
9,911,000	*	The DIRECTV Group, Inc.	$227,061,010
40,459,818	*	Liberty Media Entertainment Corporation – Class A	707,237,619

			934,298,629

		Construction Materials 4.1%
25,719,722		Cemex S.A.B. de C.V. ADS (Foreign)	235,078,259

		Entertainment 4.8%
12,249,100		The Walt Disney Corporation	277,932,079

		Hotels 3.5%
10,459,632		Marriott International, Inc.	203,439,842

		Internet and Catalog Retail 2.1%
38,289,181	*	Liberty Media Holding Corporation – Interactive Series A	119,462,245

		Internet Services 4.7%
19,510,566	*	eBay, Inc.	272,367,501

		Multi-Industry 4.8%
12,559,000		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	249,003,560
1,602,731		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	31,846,265

			280,849,825

		Natural Resources 9.1%
23,862,125		Chesapeake Energy Corporation	385,850,561
8,657,900		Pioneer Natural Resources Company(b)	140,084,822

			525,935,383

		Pharmacies and Drug Stores 4.9%
11,508,872		Walgreen Co.	283,923,872

		Property & Casualty Insurance 8.6%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)	495,581,331

		Restaurants 7.1%
13,057,056		Yum! Brands, Inc.	411,297,264

		Technology 12.1%
48,549,212	*	Dell Inc.(d)	497,143,931
53,476,000	*	Sun Microsystems, Inc.(b)	204,278,320

			701,422,251

		Telecommunications 5.5%
153,597,754	*	Level 3 Communications, Inc.(b)	107,518,428
1,530,800		Telephone and Data Systems, Inc.	48,602,900
5,666,200		Telephone and Data Systems, Inc. – Special	159,220,220

			315,341,548

See Notes to Financial Statements.

Partners Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

Shares		Value

	Transportation 3.7%
3,310,261	FedEx Corporation	$212,353,243

	Total Common Stocks (Cost $7,808,208,603)	5,269,283,272

Principal
Amount
Corporate Bonds 3.1%
	Automobiles 1.0%
16,284,100	General Motors Corporation, 5.25% Series B Convertible Senior Debentures due 2032	56,017,304

	Telecommunications 2.1%
40,000,000	Level 3 Communications, Inc., 6% Convertible Subordinated Notes due 3-15-10(b)	28,000,000
100,062,000	Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13(b)(c)	96,289,663

		124,289,663

	Total Corporate Bonds (Cost $320,645,613)	180,306,967

Contracts
Options Purchased —%

	Technology
50,000	Sun Microsystems, Inc. Call, January 2010, Strike Price $10 (Cost $10,148,500)(b)	1,375,000

Principal
Amount

Short-Term Obligations 5.3%
108,104,000	Repurchase Agreement with State Street Bank, 0.01% due 1-2-09, Repurchase price $108,104,060 (Collateral: $110,435,000 U.S. Treasury Bill, 0.31%, due 7-30-09, Value $110,269,348)	108,104,000
200,000,000	U.S. Treasury Bill, 0.11% due 6-25-09	199,545,600

	Total Short-Term Obligations (Cost $307,997,055)	307,649,600

Total Investments (Cost $8,446,999,771)(a)	99.5%	5,758,614,839
Other Assets and Liabilities, Net	0.5	30,167,344

Net Assets	100.0%	$5,788,782,183

Net asset value per share		$15.69

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $8,745,447,096 Net unrealized depreciation of $(2,688,384,932) consists of unrealized appreciation and depreciation of $958,646,810 and $(3,647,031,742), respectively.

(b)	Affiliated issuer. See Note 7.

(c)	Illiquid and board valued. See Note 8.

(d)	All or portion designated as collateral. See Note 9.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 17% of net assets.

See Notes to Financial Statements.

Partners Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

35,741,564,000	Japanese Yen 2-5-09	$394,575,497	$(53,026,580)
4,800,000,000	Japanese Yen 3-27-09	53,049,187	(4,718,120)

		$447,624,684	$(57,744,700)

See Notes to Financial Statements.

Intentionally Left Blank

Small-Cap Fund
MANAGEMENT DISCUSSION

In the fourth quarter Longleaf Partners Small-Cap Fund fell 28.2% versus the Russell 2000’s 26.1% decline. The Fund ended the year down 43.9%, while the Russell 2000’s return was (33.8)%. The year’s significant decline pushed the Fund’s long-term returns below our absolute goal of inflation plus 10%. In spite of 2008’s relative results, the Fund has outperformed the benchmark over longer periods. We believe that the Small-Cap Fund has never been better positioned to deliver absolute returns that surpass our goal over both the short and long-term.

	Cumulative Returns
	Inception	15 Year	10 Year

Small-Cap Fund	393.5%	259.0%	53.7%
Russell 2000 Index	326.0	136.0	34.7
Inflation plus 10%	1002.0	482.9	225.3

Please see page 28 for additional performance information.

Of the few names that rose during the year, Fairfax had the largest impact. The company’s book value rose between 30-40% as Prem Watsa’s investments in credit default swaps, equity hedges, and long-term government bonds posted big returns. When prices were severely discounted, Fairfax bought in the minority interest in Northbridge, bought its own shares, and had Odyssey Re repurchase its shares. In addition, the company’s underwriting results were solid. During the year we swapped shares of Odyssey Re for its more liquid parent, when Fairfax briefly became cheaper. The stock rose 38% in 2008, but the value grew by 50%, making Fairfax’s P/V 60% today. The company is the Fund’s largest holding.

A handful of names accounted for a large portion of 2008’s negative results. In the fourth quarter Pioneer Natural Resources, Level 3, and Dillard’s declined steeply and became among the year’s worst performers. Pioneer was an overweight position entering the last quarter, when the stock fell almost 70%. Pioneer Natural Resources owns both oil and gas reserves that have twice the average life of most companies’ fields. The stock trades for 3X gross cash flow if the 20 years of existing reserves were harvested and no further exploration occurred. Longer term oil strip prices imply that Pioneer is a 25-cent dollar. We are actively encouraging management to review various alternatives to achieve value recognition.

Level 3 (“LVLT”) is the low cost provider among the primary internet backbone transport companies as well as a major competitor in direct internet service to businesses within most major metro areas. Unit demand is growing rapidly, especially with increasing movement of voice, data, and video over the internet. We have assumed lower growth in business services over the next year due to the economy.

Small-Cap Fund
MANAGEMENT DISCUSSION

Concerns over slower growth and the company’s debt hammered the stock price, which fell 74% in the quarter. The company raised $400 million by issuing 2013 notes with a 15% coupon, convertible at $1.80 per share to buy over half of its debt maturing in the next two years at significant discounts. Level 3 is cash flow positive with depreciation and amortization outstripping capital expenditures. Jim Crowe and Sunit Patel have continued to ably manage the company’s capital structure while growing the business.

Dillard’s owns most of its stores. Its real estate assets sell for a small fraction of the per square foot prices of comparable transactions over the last year. Although demand for retail space has declined, the company’s many superior locations help to insulate it. The operating business also faces recessionary challenges, and our appraisal assumes Dillard’s loses money in 2009. The reconstituted board is pushing management to reduce costs, close underperforming stores, and improve governance. Management has responded to the price decline of over 70% by retiring shares at the corporate level and buying more personally.

Because the Washington Post began the year as the Fund’s largest holding, its 50% decline made it the largest detractor in the year. Newspapers are an increasingly competitive business given the proliferation of internet and television access, and a recession presents additional challenges. This explains part of the stock’s decline. Even after assigning the newspaper a value of zero, the investment case is compelling. The Kaplan education business, which has grown through the recession, and the cable business are the most valuable parts of the company. While the decline in private student loan availability has impacted many proprietary education businesses, these loans affect less than 10% of Kaplan’s student population. Post’s management has repurchased shares throughout the year, and the stock sells for roughly 40% of our conservative appraisal.

Service Corp. International, the funeral services company, fell over 60% in 2008 because of disappointing earnings related to their trust investments having a poor year and a decline in pre-need cemetery sales. While these two items hurt this particular year’s results, in the long term they are not among the most important drivers of the business. SCI sells for less than 5X after-tax free cash flow. The company is using its cash coupon to buy in shares and take advantage of weaker competitors.

Throughout the year we looked for opportunities to upgrade the portfolio as new ideas were abundant and the highest quality names that we owned became more discounted. In January we sold First American below full value, locking in gains to reinvest into less leveraged businesses. We received additional shares of Willis when the company bought Hilb Rogal, a smaller and less efficient insurance broker. We sold

Small-Cap Fund
MANAGEMENT DISCUSSION

Office Depot, previously discussed in our Third Quarter Report. Throughout the second half we liquidated the Fund’s position in IDT, which was a mistake, and added to higher quality businesses with better partners.

While we added to several existing holdings, we also redeployed capital into two new names in the third quarter, tw telecom and Saks. In October, shortly after purchasing Saks, the collapse of the economy and consumer credit lowered our appraisal. More specifically, it became apparent that high end retail plus a large exposure to Manhattan would be a challenge. With the numerous compelling opportunities becoming available, we quickly traded Saks for businesses with higher value growth prospects.

Price volatility enabled productive trading activity as we scaled back names that spiked and added to many that hit lows. The price drama illustrates: (1) the stability of values compared to stock prices; (2) the turmoil surrounding companies with financial leverage; and (3) how much a few days can impact returns. For example, our Level 3 appraisal was relatively stable. If one watched stock price to determine value, whiplash would be a problem. The table below shows various trading highs and lows reached over the last year even as the company’s cash flow grew.

Level 3 Price Volatility: 12/31/07 to 1/9/09
12/31/07	3/17/08	6/5/08	10/23/08	11/4/08	12/24/08	12/31/08	1/9/09

$3.04	$1.68	$4.48	$0.60	$1.46	$0.57	$0.70	$1.65

At DineEquity our appraisal moved little during the year, but the price fell as much as 85% from January to the trading low on October 27. The next day the stock rose over 200% during the day, and, in less than a month, was down again over 60%. Three weeks later, on December 5, the trading price had risen almost 150% from the November 21st low. For the year overall, the stock declined 68%, severely over discounting the impact that the recession would have on results. The real values of Level 3 and DineEquity, no matter how one arrives at those values, did not change this much.

In Southeastern’s thirty-three years our portfolios have never traded this cheaply, and individual companies below 50% of value have not stayed there long. We feel confident that returns over the next several years will more than make up for the losses in 2008, and that our partners in the Small-Cap Fund will be rewarded for their patience and support. Our confidence is based on numerous factors:

•	At a P/V in the mid-30%s, the Fund is the cheapest in its history and far below the long-term average in the high-60%s.

Small-Cap Fund
MANAGEMENT DISCUSSION

•	While our appraisals assume that the economy in 2009 is worse than 2008, over half of what we own is not significantly impacted by lower consumer spending including commercial insurers and internet transport companies. Some businesses such as the Washington Post’s Kaplan and Wendy’s/Arby’s add customers in a recession.

•	Most, if not all, of the companies we own should generate free cash flow coupons that should increase their intrinsic values even in this recessionary environment.

•	Most of our corporate partners own significant amounts of their own stock and have the same incentives for value recognition that we have.

•	When credit becomes available, several of the companies in the portfolio are prime candidates for buy-outs.

We hope that you share our enthusiasm and confidence. We encourage you to take advantage of this unique opportunity to add to the Small-Cap Fund when it sells for a huge discount and has the added benefit of tax loss carryforwards to offset a good deal of future gains.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended December 31, 2008

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

One Year	(43.90)%	(33.79)%	10.09%
Five Years	(2.16)	(0.93)	12.67
Ten Years	4.39	3.02	12.52
Since Public Offering 2/21/89	8.37	7.57	12.85
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at December 31, 2008

		Net
		Assets
Common Stock		97.4%
Fairfax Financial Holdings Limited	11.5
The Washington Post Company	7.6
tw telecom inc.	6.9
Fair Isaac Corporation	6.6
Everest Re Group, Ltd.	6.5
Markel Corporation	5.9
Wendy’s/Arby’s Group, Inc.	5.0
Willis Group Holdings Limited	4.9
Del Monte Foods Company	4.9
Texas Industries, Inc.	4.8
Ruddick Corporation	4.8
Discovery Communications, Inc.	4.2
Olympus Corporation	4.0
Worthington Industries, Inc.	4.0
Service Corporation International	3.9
Pioneer Natural Resources Company	3.6
Potlatch Corporation	2.2
Level 3 Communications, Inc.	2.0
Dillard’s Inc.	2.0
DineEquity, Inc.	1.9
Clearwater Paper Corporation	0.2
Cash Reserves		2.3
Other Assets and Liabilities, net		0.3

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through December 31, 2008

New Holdings	Eliminations
Ascent Media Corporation
  (Discovery Holding Company)*
Clearwater Paper Corporation
  (Potlatch Corporation)*
Discovery Communications – Class A
  (Discovery Holding Company)*
Discovery Communications – Class C
  (Discovery Holding Company)*
Saks Incorporated
tw telecom inc.
Ascent Media Corporation
Discovery Holding Company*
The First American Corporation
Hilb, Rogal & Hobbs Company
IDT Corporation
IDT Corporation – Class B
Odyssey Re Holdings Corp.
Office Depot, Inc.
Saks Incorporated
* Change due to corporate action (name of related holding)

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

Shares			Value
Common Stock 97.4%
		Construction Materials 4.8%
2,514,100		Texas Industries, Inc.(b)	$86,736,450

		Education & Media 7.6%
352,167		The Washington Post Company – Class B	137,433,172

		Entertainment 4.2%
3,335,458	*	Discovery Communications, Inc. – Class A	47,230,085
2,179,133	*	Discovery Communications, Inc. – Class C	29,178,591

			76,408,676

		Food 4.9%
12,282,000		Del Monte Foods Company(b)	87,693,480

		Funeral Services 3.9%
14,252,178		Service Corporation International(b)	70,833,325

		Grocery – Retail 4.8%
3,107,459		Ruddick Corporation(b)	85,921,241

		Information Technology 6.6%
7,076,400		Fair Isaac Corporation(b)	119,308,104

		Insurance Brokerage 4.9%
3,528,000		Willis Group Holdings Limited (Foreign)	87,776,640

		Manufacturing 4.0%
6,581,000		Worthington Industries, Inc.(b)	72,522,620

		Medical and Photo Equipment 4.0%
3,639,800		Olympus Corporation (Foreign)	72,863,674

		Natural Resources 6.0%
429,902	*	Clearwater Paper Corporation	3,606,880
4,004,300		Pioneer Natural Resources Company	64,789,574
1,504,658		Potlatch Corporation	39,136,154

			107,532,608

		Property & Casualty Insurance 23.9%
1,541,100		Everest Re Group, Ltd. (Foreign)	117,339,354
654,500		Fairfax Financial Holdings Limited (Foreign)	206,767,922
357,549	*	Markel Corporation	106,907,151

			431,014,427

		Restaurants 6.9%
2,978,100		DineEquity, Inc.(b)	34,426,836
18,146,008		Wendy’s/Arby’s Group, Inc.	89,641,280

			124,068,116

See Notes to Financial Statements.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

Shares			Value

		Retail 2.0%
9,050,748		Dillards, Inc. – Class A(b)	$35,931,470

		Telecommunications 8.9%
52,451,000	*	Level 3 Communications, Inc.	36,715,700
14,732,670	*	tw telecom inc.(b)	124,785,715

			161,501,415

		Total Common Stocks (Cost $2,606,949,835)	1,757,545,418

Principal
Amount
Short-Term Obligations 2.3%

41,471,000	Repurchase Agreement with State Street Bank, 0.01% due 1-2-09, Repurchase price $41,471,023 (Collateral: $42,365,000 U.S. Treasury Bill, 0.31%, due 7-30-09, Value $42,301,453)	41,471,000

Total Investments (Cost $2,648,420,835)(a)	99.7%	1,799,016,418
Other Assets and Liabilities, Net	0.3	4,668,881

Net Assets	100.0%	$1,803,685,299

Net asset value per share		$14.58

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,648,740,804. Net unrealized depreciation of $(849,404,417) consists of unrealized appreciation and depreciation of $162,428,172 and $(1,011,832,589), respectively.

(b)	Affiliated issuer. See Note 7.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 27% of net assets.

See Notes to Financial Statements.

Intentionally Left Blank

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund fell 18.3% during the fourth quarter to end the year down 39.6%. The MSCI EAFE Index declined 20.0% and 43.4% during the quarter and year, respectively. Emerging markets fell even more than the EAFE Index in 2008. The MSCI Emerging Markets Index fell 54%. Individual markets suffered dramatic declines: China’s Shanghai Composite fell 65%, India’s Sensex fell 53%, and the Russia RTS$ Index declined 74%. The January 2008 consensus forecasts missed the mark on almost every count: the U.S. dollar strengthened, U.S. markets outperformed, and “decoupling” proved a myth.

Longleaf International marked its tenth anniversary in the fourth quarter. The long-term relative results have been rewarding, and prior to 2008’s downturn, the absolute results were well above our absolute goal of inflation plus 10%. The Fund opened amidst a global economic meltdown. A decade later we are facing a worldwide recession that has given us the opportunity to own higher quality businesses at deeper discounts than when we began.

	Cumulative Returns
	Since Inception	10 years	5 years

International Fund	126.1%	107.4%	1.4%
EAFE Index	18.3	8.3	8.6
Inflation plus 10%	233.4	225.3	81.6

Please see page 36 for additional performance information.

The Fund’s 2008 returns were terrible. We apologize for these returns and wish that we could have acted as better stewards of your money and our own. The market has humbled and frightened many investors this year. While we can benefit from humility and hope to learn from our mistakes, we submit that the fear that grips markets demands that we stick to our discipline. For us stocks reflect the ownership of real businesses and should be treated as such, not as indicators of macro events or reflections of mass psychology. We submit that the best time to purchase individual businesses is precisely when all businesses are treated with equal disdain. Our portfolio has never been as deeply discounted, even if we assume no recovery from estimated 2009 earnings.

Most stocks behaved equally poorly in 2008. Only four stocks positively contributed to performance: Fairfax, Tokio Marine, Nestle, and Encana. Of these, Nestle, Encana and Tokio were sold at or near appraisal early in the year. Fairfax’s extraordinary contribution should be compared to the negative impact of UBS and Allied Irish. We thought the non-bank assets at both UBS and Allied Irish differentiated them from the many seemingly cheap lenders we avoided. We were wrong on these stocks. Fortunately, we sold both well above their recent lows after recognizing our mistakes.

International Fund
MANAGEMENT DISCUSSION

On the other hand, Prem Watsa’s prudent positioning of Fairfax’s balance sheet paid much greater dividends than we ever imagined for the same reasons that nearly destroyed UBS and Allied Irish.

Our fourth quarter performance reflected the spread of the financial sector’s woes into the real economy. The global economy ground to a halt in November. In the space of three weeks, the tone and content in our management meetings around the world changed from cautious optimism to near despair. Several companies that we either own or were researching reported orders down between 20% and 40% with “zero visibility” into 2009.

Our companies have suffered from the sharp downturn, some greatly, but none irreparably. The four biggest decliners for the year and the quarter were Dell, Ingersoll-Rand, Cemex, and Olympus. Ingersoll-Rand and Cemex suffered most because they face short-term refinancing needs that seemed modest when incurred, but currently overshadow all rational discussion of their long-term prospects. After spending a great deal of analytical time on these, we believe that both companies will emerge from 2009 with adequate liquidity. Unlike financial or commodity “plays” that have fallen as much as these stocks, both Cemex and Ingersoll-Rand have valuable, enduring franchises in the global cement and climate management industries. While earnings have declined more than we expected, both companies will benefit from infrastructure and energy efficiency spending in both developed and developing markets.

Dell and Olympus suffered with electronics companies as the extent of order declines became clear. Going into this recession, all manufacturers of electronic goods have been treated equally. Important characteristics distinguish Dell and Olympus from these competitors. Both Olympus and Dell differ from the crowd by delivering cash earnings consistently higher than reported EPS. Both suffer from short-term FX volatility that complicates earnings comparisons. When they are analyzed at all, both companies receive inordinate scrutiny of non-core operations such as the U.S. consumer business at Dell and the digital camera business at Olympus. Both companies trade near all-time low multiples of FCF: Dell at less than 5X, Olympus at approximately 12X. In Dell, we have an excellent CEO with his name on the door, an enormous personal stake in the company, and a clear path towards improved margins, even in a downturn. In fact, margins were up in the last reported quarter even on down revenues. Olympus’ gastrointestinal endoscopy business could be one of the best businesses we have ever owned. These scopes allow early prevention and detection of colorectal cancer, the second biggest killer in the United States and a growing threat around the world. Olympus maintains 70% market share, generates substantial recurring revenues, and has opportunities for product extensions into surgical

International Fund
MANAGEMENT DISCUSSION

procedures that will save patients and hospitals time and money. Favorable demographics and a solid patent portfolio ensure long-term value creation even if hospitals curtail short-term spending. Management has responded to our request for a share buyback and has experience in emerging stronger from severe downturns. Both Olympus and Dell compete with weaker competitors who may not survive this crisis.

Our confidence in the biggest decliners does not reflect blind optimism. Although Kyocera’s management did improve capital allocation, we sold the position during the quarter. Like our earlier sales of KDDI and SK Telecom, this sale below appraisal was painful, but provided liquidity and allowed us to concentrate in our best ideas. More interesting were sales earlier in the year of Cheung Kong and Encana. Both names have reappeared in our portfolio at half the prices at which we sold less than twelve months ago. While we have marked our appraisals down for the current environment, we are ecstatic that we are once more able to partner with K.S. Li and Randy Eresman, two of the best CEOs we have ever encountered.

We do not know when this market will turn. We do know that, throughout history, buying good businesses run by good managers at low prices has led to good results over the long term. Today’s market allows us to take our pick of investments and managements. We have said “no” to more statistically cheap qualifiers in the past six months than we have analyzed in the past ten years. Two of our largest positions, ACS and Fairfax, are managed by owner-operators who have created tremendous value in troubled times. Most portfolio companies hold excess capital, many have incredibly valuable businesses that other owners want, and all trade at historic discounts to value. Our free cash yield based on looking through to the “economic earnings,” or coupon, that we would clip if we were private owners of our companies approaches 20%. When we compare this return to what James Grant calls the “return free risk” available on supposedly “safe” cash and treasuries, we sleep well at night even though we do not pretend to know how bad things will get in the short term.

Thank you for your support in these very difficult times.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended December 31, 2008

	International	EAFE	Inflation
	Fund	Index	Plus 10%

One Year	(39.60)%	(43.38)%	10.09%
Five Years	0.28	1.66	12.67
Ten Years	7.57	0.80	12.52
Since Public Offering 10/26/98	8.34	1.67	12.55

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at December 31, 2008

		Net
		Assets

Common Stock		100.8%
The NipponKoa Insurance Company, Ltd.	10.9
ACS, Actividades de Construccion Y Servicios, S.A.	10.7
Fairfax Financial Holdings Limited	10.3
Cheung Kong Holdings Limited	7.2
Accor S.A.	5.8
Olympus Corporation	5.7
Sompo Japanese Insurance Company Inc.	5.6
Japan Petroleum Exploration Co., Ltd.	5.2
Ingersoll-Rand Company Limited	5.0
Yum! Brands, Inc.	5.0
Koninklijke Philips Electronics N.V.	4.9
Daiwa Securities Group, Inc.	4.8
Dell Inc.	4.8
Cemex S.A.B. de C.V. ADS	4.6
Willis Group Holdings Limited	4.4
Genting Berhad	2.9
NH Hoteles, S.A.	1.6
EnCana Corporation	1.4
Cash Reserves		1.6
Other Assets and Liabilities, net		(2.4)

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through December 31, 2008

New Holdings	Eliminations
Accor S.A.	Allied Irish Banks plc
Cheung Kong Holdings Limited	British Sky Broadcasting Group plc
Daiwa Securities Group, Inc.	Cheung Kong Holdings Limited
EnCana Corporation	EnCana Corporation
Genting Berhad	KDDI Corporation
NH Hoteles, S.A.	Kyocera Corporation

Sompo Japanese	Nestle S.A.
Insurance Company Inc.	SK Telecom Co., Ltd.
SK Telecom Co., Ltd. ADR
Tokio Marine Holdings, Inc. UBS AG UBS AG (Local)

International Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

Shares		Value
Common Stock 100.8%
	Conglomerate 10.7%
4,716,353	ACS, Actividades de Construccion Y Servicios, S.A. (Spain)(b)	$219,010,591

	Construction Materials 4.6%
10,297,000	Cemex S.A.B. de C.V. ADS (Mexico)	94,114,580

	Hotels 10.3%
2,430,000	Accor S.A. (France)(b)	119,700,635
54,955,400	Genting Berhad (Malaysia)(b)	59,085,044
6,323,413	NH Hoteles, S.A. (Spain)	33,206,128

		211,991,807

	Industrial Conglomerate 5.0%
5,887,000	Ingersoll-Rand Company Limited (Bermuda)	102,139,450

	Insurance Brokerage 4.4%
3,586,000	Willis Group Holdings Limited (United Kingdom)	89,219,680

	Medical and Photo Equipment 5.7%
5,779,600	Olympus Corporation (Japan)(b)	115,699,460

	Multi-Industry 12.1%
15,403,000	Cheung Kong Holdings Limited (Hong Kong)(b)	146,938,930
1,165,931	Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	23,116,567
3,855,269	Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	76,604,195

		246,659,692

	Natural Resources 6.6%
600,000	EnCana Corporation (Canada)	27,888,000
2,426,500	Japan Petroleum Exploration Co., Ltd. (Japan)(b)	106,683,899

		134,571,899

	Property & Casualty Insurance 26.8%
665,874	Fairfax Financial Holdings Limited (Canada)	210,361,167
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	222,160,099
15,531,000	Sompo Japanese Insurance Company Inc. (Japan)	115,002,135

		547,523,401

	Restaurants 5.0%
3,223,000	Yum! Brands, Inc. (United States)	101,524,500

	Securities Brokerage 4.8%
16,478,000	Daiwa Securities Group, Inc. (Japan)(b)	98,922,680

See Notes to Financial Statements.

International Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

Shares			Value

		Technology 4.8%
9,488,000	*	Dell Inc. (United States)	$97,157,120

		Total Common Stocks (Cost $2,423,410,964)	2,058,534,860

Principal
Amount
Short-Term Obligations 1.6%

31,443,000	Repurchase Agreement with State Street Bank, 0.01% due 1-2-09, Repurchase price $31,443,017 (Collateral: $32,125,000 U.S. Treasury Bill, 0.31%,due to 7-30-09., Value $32,076,813)	31,443,000

Total Investments (Cost $2,454,853,964)(a)	102.4%	2,089,977,860
Other Assets and Liabilities, Net	(2.4)	(48,639,673)

Net Assets	100.0%	$2,041,338,187

Net asset value per share		$11.09

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized depreciation of $(364,876,104) consists of unrealized appreciation and depreciation of $350,669,258 and $(715,545,362), respectively.

(b)	All or a portion designated as collateral for forward currency contracts. See Note 9.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

See Notes to Financial Statements.

International Fund - PORTFOLIO OF INVESTMENTS
at December 31, 2008

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

180,000,000	Euro 3-27-09	$249,501,067	$(22,260,073)
27,033,000,000	Japanese Yen 2-5-09	298,435,721	(41,014,276)
7,700,000,000	Japanese Yen 3-27-09	85,099,738	(2,612,701)
142,500,000	Malaysian Ringgit 6-26-09	41,159,395	1,330,702

		$674,195,921	$(64,556,348)

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	32.0%	32.2%
Spain	12.2	12.3
Canada	11.6	11.7
United States	9.7	9.8
Hong Kong	7.1	7.2
France	5.8	5.8
Bermuda	5.0	5.0
Netherlands	4.8	4.9
Mexico	4.6	4.6
United Kingdom	4.3	4.4
Malaysia	2.9	2.9

	100.0%	100.8

Cash, other assets and liabilities, net		(0.8)

		100.0%

See Notes to Financial Statements.

Intentionally Left Blank

Longleaf Partners Funds
STATEMENTS OF ASSETS AND LIABILITIES
at December 31, 2008

	Partners	Small-Cap	International
	Fund	Fund	Fund
Assets:
Investments:
Affiliated securities, at market value (cost $1,816,757,649, $1,193,867,110 and $0, respectively) (Note 2 and 7)	$1,073,127,564	$718,159,241	$–
Other securities, at market value (cost $6,630,242,122, $1,454,553,725 and $2,454,853,964, respectively) (Note 2)	4,685,487,275	1,080,857,177	2,089,977,860

Total Investments	5,758,614,839	1,799,016,418	2,089,977,860
Cash	356	690	230
Receivable for:
Fund shares sold	43,159,449	891,855	611,218
Dividends and interest	9,015,503	1,652,217	1,126,297
Securities sold	52,044,967	5,900,051	20,526,317
Foreign tax reclaims	–	–	1,218,455
Prepaid assets	214,946	83,247	100,279

Total Assets	5,863,050,060	1,807,544,478	2,113,560,656

Liabilities:
Payable for:
Forward currency contracts (Note 2)	57,744,700	–	64,556,348
Fund shares redeemed	12,096,513	2,360,472	4,853,432
Investment counsel fee (Note 3)	3,552,960	1,205,575	2,465,235
Administration fee (Note 4)	462,435	149,450	164,349
Other accrued expenses	411,269	143,682	183,105

Total Liabilities	74,267,877	3,859,179	72,222,469

	$5,788,782,183	$1,803,685,299	$2,041,338,187

Net Assets:
Net assets consist of:
Paid-in capital	9,280,347,225	2,953,389,126	2,531,455,110
Undistributed net investment income	1,624,594	–	–
Accumulated net realized loss on investments and foreign currency	(747,060,004)	(300,299,410)	(60,573,433)
Unrealized loss on investments and foreign currency	(2,746,129,632)	(849,404,417)	(429,543,490)

Net Assets	$5,788,782,183	$1,803,685,299	$2,041,338,187

Net asset value per share	$15.69	$14.58	$11.09

Fund shares issued and outstanding	368,873,605	123,720,840	184,015,448

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF OPERATIONS
for the year ended December 31, 2008

	Partners	Small-Cap	International
	Fund	Fund	Fund
Investment Income:
Income:
Dividends from non-affiliates (net of foreign tax withheld of $2,222,755, $588,758 and $5,079,293, respectively)	$75,589,639	$17,480,934	$56,666,375
Dividends from affiliates (net of foreign tax withheld of $337,161, $0, and $0 respectively) (Note 7)	7,076,798	18,695,213	–
Interest	15,508,838	550,033	1,114,265
Other income	23,539	–	291,934

Total income	98,198,814	36,726,180	58,072,574

Expenses:
Investment counsel fee (Note 3)	71,588,869	22,212,105	44,782,868
Administration fee (Note 4)	9,411,849	2,828,281	3,104,452
Transfer agent fees and expenses	2,039,813	561,602	683,627
Prospectus and shareholder reports	760,098	168,101	174,599
Custodian fees and expenses	241,799	25,800	484,500
Trustees’ fees and expenses	360,898	185,449	185,449
Registration fees	122,315	50,703	54,173
Professional fees	192,530	184,370	180,580
Other	240,295	89,083	97,187

Total expenses	84,958,466	26,305,494	49,747,435

Net investment income	13,240,348	10,420,686	8,325,139

Realized and unrealized gain(loss):
Net realized gain(loss):
Non-affiliated securities	(695,169,163)	(127,412,078)	(77,734,696)
Affiliated securities (Note 7)	396,986	(172,567,363)	–
Forward currency contracts	(41,059,844)	–	7,682,888
Foreign currency transactions	(355,526)	27,406	(96,396)

Net loss	(736,187,547)	(299,952,035)	(70,148,204)

Change in unrealized depreciation:
Securities	(5,014,108,715)	(1,256,493,665)	(1,454,930,232)
Other assets, liabilities and forwards	(197,471,749)	–	(55,237,141)

Change in net unrealized depreciation	(5,211,580,464)	(1,256,493,665)	(1,510,167,373)

Net realized and unrealized loss	(5,947,768,011)	(1,556,445,700)	(1,580,315,577)

Net decrease in net assets resulting from operations	$(5,934,527,663)	$(1,546,025,014)	$(1,571,990,438)

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF CHANGES IN NET ASSETS

	Partners Fund
	Year ended December 31,
	2008	2007
Operations:
Net investment income(loss)	$13,240,348	$22,883,199
Net realized gain(loss) from investments and foreign currency transactions	(736,187,547)	668,887,134
Net change in unrealized appreciation (depreciation) of securities, other assets, liabilities and forwards	(5,211,580,464)	(749,839,428)

Net increase (decrease) in net assets resulting from operations	(5,934,527,663)	(58,069,095)

Distributions to shareholders:
From net investment income	(11,430,796)	(22,989,926)
From net realized gain on investments	(236,097,775)	(502,427,749)
From return of capital	–	–

Net decrease in net assets resulting from distributions	(247,528,571)	(525,417,675)

Capital share transactions (Note 6):
Net proceeds from sale of shares	2,620,154,082	1,847,571,102
Net asset value of shares issued to shareholders for reinvestment of shareholder distributions	227,059,531	483,973,810
Cost of shares redeemed	(2,107,474,304)	(1,388,553,281)

Net increase (decrease) in net assets from fund share transactions	739,739,309	942,991,631

Total increase (decrease) in net assets	(5,442,316,925)	359,504,861
Net assets:
Beginning of year	11,231,099,108	10,871,594,247

End of year	$5,788,782,183	$11,231,099,108

Undistributed net investment income included in net assets at end of year	$1,624,594	$170,568

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF CHANGES IN NET ASSETS

Small-Cap Fund		International Fund
Year ended December 31,		Year ended December 31,
2008	2007	2008	2007

$10,420,686	$18,604,766	$8,325,139	$(1,403,045)

(299,952,035)	413,952,051	(70,148,204)	436,437,389

(1,256,493,665)	(331,244,979)	(1,510,167,373)	64,287,020

(1,546,025,014)	101,311,838	(1,571,990,438)	499,321,364

(10,448,092)	(18,574,105)	(8,228,743)	(137,704)
(55,239,834)	(465,094,732)	(134,284,828)	(370,610,966)
(5,666,933)	–	(3,227,795)	–

(71,354,859)	(483,668,837)	(145,741,366)	(370,748,670)

375,311,743	443,790,548	572,061,736	626,094,844

64,762,131	452,315,551	129,894,878	343,636,268
(555,060,645)	(424,981,782)	(845,706,194)	(450,022,148)

(114,986,771)	471,124,317	(143,749,580)	519,708,964

(1,732,366,644)	88,767,318	(1,861,481,384)	648,281,658

3,536,051,943	3,447,284,625	3,902,819,571	3,254,537,913

$1,803,685,299	$3,536,051,943	$2,041,338,187	$3,902,819,571

$ –	$ –	$ –	$ –

See Notes to Financial Statements.

Longleaf Partners Funds
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization

The Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund (the “Funds”) are non-diversified and each is a series of Longleaf Partners Funds Trust, a Massachusetts business trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.

Note 2. Significant Accounting Policies
Management Estimates
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America; these principles may require the use of estimates by Fund management. Actual results could differ from those estimates.

Security Valuation
Portfolio securities listed or traded on a securities exchange (U.S. or foreign), on the NASDAQ national market, or any representative quotation system providing same day publication of actual prices, are valued at the last sale price. If there are no transactions in the security that day, securities are valued at the midpoint between the closing bid and ask prices or, if there are no such prices, the prior day’s close.

In the case of bonds and other fixed income securities, valuations may be furnished by a pricing service which takes into account factors in addition to quoted prices (such as trading characteristics, yield, quality, coupon rate, maturity, type of issue, and other market data relating to the priced security or other similar securities) where taking such factors into account would lead to a more accurate reflection of the fair market value of such securities.

When market quotations are not readily available, valuations of portfolio securities may be determined in accordance with procedures established by and under the general supervision of the Funds’ Trustees. In determining fair value, the Board considers all relevant qualitative and quantitative information available including news regarding significant market or security specific events. The Board may also utilize a service provided by an independent third party to assist in fair valuation of certain securities. These factors are subject to change over time and are reviewed periodically. Because the utilization of fair value depends on market activity, the frequency with which fair valuation may be used cannot be predicted. Estimated values may differ from the values that would have been used had a ready market for the investment existed.

Repurchase agreements are valued at cost which, combined with accrued interest, approximates market value. Short-term U.S. Government obligations purchased with a remaining maturity of more than 60 days are valued through pricing obtained through pricing services approved by the Funds’ Trustees. Obligations purchased with a remaining maturity of 60 days or less or existing positions that have less than 60 days to maturity generally are valued at amortized cost, which approximates market value. However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service.

The Funds determine net asset values (“NAVs”) once a day, at the close of regular trading on the New York Stock Exchange (“Exchange”) (usually at 4:00 p.m. Eastern time) on days the Exchange is open for business. The Exchange is closed for specified national holidays and on weekends. Foreign securities are generally priced at the latest market close in the foreign market, which may be at different times or days than the close of the Exchange. If events occur which could materially affect the NAV between the close of the foreign market and normal pricing at the close of the Exchange, foreign securities may be fair valued as determined by the Board of Trustees, consistent with any regulatory guidelines.

Accounting for Investments
For financial reporting purposes, the Funds record security transactions on trade date. Realized gains and losses on security transactions are determined using the specific identification method. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon after the ex-dividend date as the Fund is able to obtain information on the dividend. Interest income and Fund expenses are recognized on an accrual basis.

Distributions to Shareholders
Dividends and distributions to shareholders are recorded on the ex-dividend date.

Federal Income Taxes
The Funds’ policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all taxable income to shareholders. Accordingly, no federal income tax provision is required. The Funds intend to make any required distributions to avoid the application of a 4% nondeductible excise tax. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Reclassifications are made within the Funds’ capital accounts to reflect income and gains available for distribution under income tax regulations.

Foreign Currency Translations
The books and records of the Funds are maintained in U.S. dollars. Securities denominated in currencies other than U.S. dollars are subject to changes in value due to fluctuations in exchange rates. Purchases and sales of securities and income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective date of each transaction. The market values of investment securities, assets and liabilities are translated into U.S. dollars daily.

The Funds do not isolate the portion of net realized and unrealized gains or losses in equity security investments which are attributable to changes in foreign exchange rates. Accordingly, the impact of such changes is included in the realized and unrealized gains or losses on the underlying equity securities.

Forward Currency Contracts
Forward currency contracts are commitments to purchase or sell a foreign currency at a future maturity date. The resulting obligation is marked-to-market daily using foreign currency exchange rates supplied by an independent pricing service. An unrealized gain or loss is recorded for the difference between the contract opening value and its current value. When a contract is closed or delivery is taken, this gain or loss is realized. For federal tax purposes, gain or loss on open forward contracts in qualifying currencies are treated as realized and are subject to distribution at our excise tax year-end date.

Risk of Forward Currency Contracts
The Funds generally use forward currency contracts for hedging purposes to offset currency exposure in portfolio holdings. Each Fund may seek to hedge foreign currency exposure to the full extent of its investment in foreign securities, but there is no requirement that all foreign securities be hedged. Forward contracts may reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies or, considered separately, may produce a loss. Where a liquid secondary market for forwards does not exist, the Funds may not be able to close their positions and in such an event, the loss is theoretically unlimited. In addition, the Funds could be exposed to risks if the counterparty to these contracts, State Street Bank, is unable to perform.

Repurchase Agreements
The Funds may engage in repurchase agreement transactions. The Funds’ custodian bank sells U.S. government or agency securities to each Fund under agreements to repurchase these securities at a stated repurchase price including interest for the term of the agreement, which is usually overnight or over a weekend. Each Fund, through its custodian, receives delivery of the underlying U.S. government or agency securities as collateral, whose market value is required to be at least equal to the repurchase price. If the custodian becomes bankrupt, the Fund might be delayed, or may incur costs or possible losses of principal and income, in selling the collateral.

Options
The current market value of an exchange traded option is the last sales price. Over-the-counter options are valued in accordance with fair value procedures established by and under the general supervision of the Funds’ Trustees.

New Accounting Pronouncements
In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161 (“FAS 161”), Disclosures about Derivative Instruments and Hedging Activities, which is effective for fiscal years and interim periods beginning after November 15, 2008. FAS 161 requires enhanced disclosures about derivatives and hedging activities, including how such activities are accounted for and their effect on financial position, performance and cash flows. Management is currently evaluating the impact the adoption of FAS 161 will have on the Funds’ financial statements and related disclosures.

Note 3. Investment Counsel Agreement

Southeastern Asset Management, Inc. (“Southeastern”) serves as Investment Counsel to the Funds and receives annual compensation, computed daily and paid monthly, in accordance with the following schedule for the Partners Fund and Small-Cap Fund:

First $400 million of average daily net assets	1.00%
In excess of $400 million	.75%

For the Partners and Small-Cap Funds, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that each Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.5% of average annual net assets. No such reductions were necessary for the current year.

The International Fund fee is calculated in accordance with the following schedule:

First $2.5 billion of average daily net assets	1.50%
In excess of $2.5 billion	1.25%

For this Fund, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that the Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.75% of average annual net assets. No reduction was necessary for the current year.

Note 4. Fund Administrator

Southeastern also serves as the Fund Administrator and in this capacity is responsible for managing, performing or supervising the administrative and business operations of the Funds. Functions include the preparation of all registration statements, prospectuses, proxy statements, daily valuation of the portfolios and calculation of daily net asset values per share. The Funds pay a fee as compensation for these services, accrued daily and paid monthly, of 0.10% per annum of average daily net assets.

Note 5. Investment Transactions

Purchases and sales of equity securities, corporate bonds and purchased options for the period (excluding short-term obligations) are summarized below:

	Purchases	Sales

Partners Fund	$2,830,178,115	$2,755,135,753
Small-Cap Fund	636,707,975	828,147,876
International Fund	1,340,643,382	1,615,761,304

Written options not included in the above purchase and sales transactions for the Partners Fund include:

	Contracts	Premiums

Options outstanding at December 31, 2007	–	$–
Options written	42,720,000	85,133,840
Options closed	(42,720,000)	(85,133,840)

Options outstanding at December 31, 2008	–	$–

Note 6. Shares of Beneficial Interest

Each Fund is authorized to issue unlimited shares of beneficial interest with no par value. Transactions in shares of beneficial interest were as follows:

	Year ended December 31, 2008
	Partners	Small-Cap	International
	Fund	Fund	Fund

Shares sold	106,833,307	17,388,825	36,708,815
Reinvestment of shareholder distributions	14,206,061	4,552,502	12,499,241
Shares redeemed	(90,836,440)	(28,987,627)	(62,500,858)

	30,202,928	(7,046,300)	(13,292,802)

	Year ended December 31, 2007
	Partners	Small-Cap	International
	Fund	Fund	Fund

Shares sold	51,446,827	14,136,539	30,245,403
Reinvestment of shareholder distributions	13,616,121	15,682,616	16,961,316
Shares redeemed	(38,228,936)	(13,502,562)	(21,980,160)

	26,834,012	16,316,593	25,226,559

Note 7. Affiliated Issuer

Under Section 2(a)(3) of the Investment Company Act of 1940, a portfolio company is defined as “affiliated” if a Fund owns five percent or more of its voting stock. Each Fund held at least five percent of the outstanding voting stock of the following companies during the year ended December 31, 2008:

	Shares(a) at		Market Value
	December 31,		December 31,
	2008		2008	2007

Partners Fund
Level 3 Communications, Inc.*	153,597,754		$107,518,428	$466,937,172
Level 3 Communications, Inc., 6% Convertible Subordinated Notes due 3-15-10	40,000,000	(b)	28,000,000	–
Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13	100,062,000	(b)	96,289,663	–
The NipponKoa Insurance Company, Ltd.	63,701,000		495,581,331	579,903,478
Pioneer Natural Resources Company	8,657,900		140,084,822	422,851,836
Sun Microsystems, Inc.*	53,476,000		204,278,320	480,444,927
Sun Microsystems, Inc., Call January 2010 Strike Price $10	50,000	(c)	1,375,000	–

			1,073,127,564	1,950,137,413

Small-Cap Fund
Del Monte Foods Company	12,282,000		87,693,480	148,761,177
Dillard’s, Inc. — Class A	9,050,748		35,931,470	169,973,047
DineEquity, Inc. (formerly IHOP Corp.)	2,978,100		34,426,836	108,938,898
Fair Isaac Corporation	7,076,400		119,308,104	171,096,192
Hilb Rogal & Hobbs Company	–		–	143,066,048
Ruddick Corporation	3,107,459		85,921,241	167,230,745
Service Corporation International	14,252,178		70,833,325	193,403,870
Texas Industries, Inc.	2,514,100		86,736,450	227,460,480
tw telecom inc.*	14,732,670		124,785,715	–
Worthington Industries, Inc.	6,581,000		72,522,620	144,449,623

			$718,159,241	$1,474,380,080

Purchases, sales and income for these affiliates for the year ended December 31, 2008 were as follows:

			Dividend
			or Interest
	Purchases	Sales	Income(d)
Partners Fund
Level 3 Communications, Inc.*	$–	$–	$–
Level 3 Communications, Inc. 6% Convertible Senior Notes due 3-15-10	45,000,000	3,500,000	318,379	(e)
Level 3 Communications, Inc., 6% Convertible Subordinated Notes due 3-15-10	100,062,000	–	435,656	(e)
The NipponKoa Insurance Company, Ltd.	–	–	4,479,428
Pioneer Natural Resources Company	–	–	2,597,370
Sun Microsystems, Inc.*	350,347,972	25,763,856	–
Sun Microsystems, Inc., Call January 2010 strike Price $10	10,148,500	–	–

	505,558,472	29,263,856	7,830,833

Small-Cap Fund
Del Monte Foods Company	–	23,182,533	2,516,045
Dillard’s, Inc. — Class A	–	–	1,448,120
DineEquity, Inc. (formerly IHOP Corp.)	–	–	2,978,100
Fair Isaac Corporation	38,977,454	–	516,158
Hilb Rogal & Hobbs Company	–	155,413,943	684,281
Ruddick Corporation	–	52,462,912	2,050,735
Service Corporation International	25,570,762	23,406,352	2,200,453
Texas Industries, Inc.	4,321,360	30,084,891	981,841
tw telecom inc.*	177,960,605	–	–
Worthington Industries, Inc.	2,572,967	23,858,524	5,319,480

	$249,403,148	$308,409,155	$18,695,213

*  Non-income producing

(a)	Common stock unless otherwise noted.

(b)	Principal amount.

(c)	Contracts.

(d)	Dividend income unless otherwise noted.

(e)	Interest income.

Note 8. Illiquid Security

The Partners Fund owns $100,062,000 principal amount of Level 3 Communications, Inc. 15% Convertible Senior Notes due 1-15-13. These notes were acquired directly from Level 3 in an offering registered on Form S-3 under the Securities Act of 1933, and the notes have likewise been registered for resale on Form S-3. Due to the lack of an active trading market, all or a portion of this position may be illiquid. These Level 3 notes represent 1.7% of the Partners Fund’s net assets at December 31, 2008 and are board valued using publicly observable inputs (See Note 2).

Note 9. Collateral

Securities with the following aggregate value were segregated to collateralize forward currency contracts at December 31, 2008:

Partners Fund	$460,800,000
International Fund	880,295,891

Note 10. Related Ownership

At December 31, 2008, officers, employees of Southeastern and their families, Fund trustees, the Southeastern retirement plan and other affiliates owned more than 5% of the following Funds:

	Shares Owned	Percent of Fund

Small-Cap Fund	11,368,642	9.2%
International Fund	19,894,991	10.8

Note 11. Fair Value for Financial Reporting

Effective January 1, 2008, the Funds became subject to Statement of Financial Accounting Standards No. 157 (“FAS 157”). FAS 157 establishes a single definition of fair value for financial reporting, creates a three-tier framework for measuring fair value based on inputs used to value the Funds’ investments, and requires additional disclosure about the use of fair value measurements. The hierarchy of inputs is summarized below.

•	Level 1 — quoted prices in active markets for identical investments

•	Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3 — significant unobservable inputs (including the Funds’ own assumptions in determining the fair value of investments)

Observable inputs are those based on market data obtained from sources independent of the Funds’, and unobservable inputs reflect the Funds’ own assumptions based on the best information available. The input levels are not necessarily an indication of risk or liquidity associated with investing in those securities.

A summary of the inputs used in valuing the Funds’ net assets as December 31, 2008 follows:

	Partners Fund
		Other Financial
		Instruments
	Investment	(Unrealized
	in Securities	Depreciation)*

Level 1 – quoted prices	$4,917,740,285	$(57,744,700)
Level 2 – significant other observable inputs	840,874,554	–
Level 3 – significant unobservable inputs	–	–

Total	$5,758,614,839	$(57,744,700)

	Small-Cap Fund
		Other Financial
		Instruments
	Investment	(Unrealized
	in Securities	Depreciation)*

Level 1 – quoted prices	$1,726,152,744	$ –
Level 2 – significant other observable inputs	72,863,674	–
Level 3 – significant unobservable inputs	–	–

Total	$1,799,016,418	$ –

	International Fund
		Other Financial
		Instruments
	Investment	(Unrealized
	in Securities	Depreciation)*

Level 1 – quoted prices	$830,451,692	$(64,556,348)
Level 2 – significant other observable inputs	1,259,526,168	–
Level 3 – significant unobservable inputs	–	–

Total	$2,089,977,860	$(64,556,348)

*	Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as forward currency contracts, which are valued at the unrealized appreciation/depreciation of the investment. These financial instruments are presented following the Portfolio of Investments.

Note 12. Federal Income Taxes

Required fund distributions are based on income and capital gain amounts determined in accordance with federal income tax regulations, which differ from net investment income and realized gains recognized for financial reporting purposes. Accordingly, the character of distributions and composition of net assets for tax purposes differ from those reflected in the accompanying financial statements.

Distributions were subject to tax as follows:

	Year ended December 31, 2008
	Partners	Small-Cap	International

Long-term capital gains	$236,097,775	$55,215,889	$62,018,266
Ordinary income	11,430,796	10,472,037	80,495,305
Return of capital	–	5,666,933	3,227,795

	$247,528,571	$71,354,859	$145,741,366

	Year ended December 31, 2007
	Partners	Small-Cap	International

Long-term capital gains	$500,932,637	$428,376,693	$366,941,462
Ordinary income	24,485,038	55,292,144	3,807,208

	$525,417,675	$483,668,837	$370,748,670

The tax-basis components of net assets at December 31, 2008 were as follows:

	Partners	Small-Cap	International

Unrealized depreciation	$(2,986,832,257)	$(849,724,386)	$(364,987,142)
Unrealized appreciation	–	–	1,330,702

Net unrealized depreciation	(2,986,832,257)	(849,724,386)	(363,656,440)
Tax loss carryforwards expiring 12-31-15	(506,357,379)	(217,007,633)	(32,521,140)
Deferred post-October 31st losses	–	(82,971,808)	(93,939,343)
Undistributed ordinary income	1,624,594	–	–
Paid-in capital	9,280,347,225	2,953,389,126	2,531,455,110

	$5,788,782,183	$1,803,685,299	$2,041,338,187

The following permanent reclassifications were made between capital accounts to reflect the tax character of dividends and foreign currency transactions and the recharacterization of distributions. These reclassifications did not affect results of operations or net assets.

	Partners	Small-Cap	International

Undistributed net investment income	$(355,526)	$27,406	$(96,396)
Accumulated net realized gain on investments and foreign currency	355,526	(27,406)	(2,733,924)
Unrealized gain on investments and foreign currency	–	–	2,830,320

Longleaf Partners Funds
FINANCIAL HIGHLIGHTS

The presentation is for a share outstanding throughout each period.

			Net
			Gains
	Net		(Losses) on			Distri-
	Asset	Net	Securities	Total	Dividends	butions
	Value	Investment	Realized	From	from Net	from
	Beginning	Income	and	Investment	Investment	Capital
	of Period	(Loss)	Unrealized	Operations	Income	Gains
Partners Fund
Year ended December 31,
2008	$33.16	$.03	$(16.80)	$(16.77)	$(.03)	$(0.67)
2007	34.86	.07	(.12)	(.05)	(.07)	(1.58)
2006	30.97	.14	6.53	6.67	(.14)	(2.64)
2005	31.32	.29	.83	1.12	(.29)	(1.18)
2004	29.98	.07	2.05	2.12	(.15)	(.63)

Small-Cap Fund
Year ended December 31,
2008	27.04	.08	(11.97)	(11.89)	(.08)	(.44)
2007	30.12	.14	.93	1.07	(.14)	(4.01)
2006	27.02	.50	5.49	5.99	(.56)	(2.33)
2005	29.85	.58	2.43	3.01	(.57)	(5.27)
2004	28.81	.42	3.75	4.17	(.43)	(2.70)

International Fund
Year ended December 31,
2008	19.78	.04	(7.93)	(7.89)	(.04)	(.74)
2007	18.91	(.01)	2.95	2.94	–	(2.07)
2006	17.36	.02	2.89	2.91	(.01)	(1.35)
2005	15.55	(.01)	2.01	2.00	–	(.19)
2004	14.11	(.08)	1.52	1.44	–	–

(a)	Total return reflects the rate that an investor would have earned on investment in the Fund during each period, assuming reinvestment of all distributions.

Longleaf Partners Funds
FINANCIAL HIGHLIGHTS

						Ratio of
					Ratio of	Net
Distri-		Net			Expenses	Investment
butions		Asset		Net Assets	to	Income
from	Total	Value		End of	Average	(Loss) to	Portfolio
Return of	Distri-	End of	Total	Period	Net	Average	Turnover
Capital	butions	Period	Return(a)	(thousands)	Assets	Net Assets	Rate

$–	$(.70)	$15.69	(50.60)%	$5,788,782	.90%	.14%	29.68%
–	(1.65)	33.16	(.44)	11,231,099	.89	.20	15.17
–	(2.78)	34.86	21.63	10,871,594	.90	.45	18.98
–	(1.47)	30.97	3.62	8,779,205	.91	.95	6.64
–	(.78)	31.32	7.14	8,999,465	.90	.28	13.38

(0.05)	(.57)	14.58	(43.90)	1,803,685	.93	.37	22.61
–	(4.15)	27.04	2.80	3,536,052	.91	.49	28.28
–	(2.89)	30.12	22.33	3,447,285	.92	1.87	34.90
–	(5.84)	27.02	10.75	2,812,543	.93	2.21	17.28
–	(3.13)	29.85	14.78	2,673,843	.93	1.52	31.04

(.02)	(.80)	11.09	(39.60)	2,041,338	1.60	.27	43.94
–	(2.07)	19.78	15.29	3,902,820	1.57	(.04)	30.44
–	(1.36)	18.91	17.07	3,254,538	1.61	.09	24.30
–	(.19)	17.36	12.88	2,880,730	1.64	(.05)	16.93
–	–	15.55	10.21	2,579,635	1.66	(.57)	18.86

Longleaf Partners Funds
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of Longleaf Partners Funds Trust and Shareholders of Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners Inter- national Fund:

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Longleaf Partners Funds Trust (comprised of Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund hereafter referred to as the “Funds”) at December 31, 2008, and the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2008 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Baltimore, Maryland
February 6, 2009

Intentionally Left Blank

Intentionally Left Blank

Longleaf Partners Funds
STATEMENT REGARDING BASIS FOR APPROVAL OF
INVESTMENT ADVISORY CONTRACTS

Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund (the “Funds”) are non-diversified and each is a series of Longleaf Partners Funds Trust, a Massachusetts business trust which is an open-end management investment company registered with the US Securities and Exchange Commission. Southeastern Asset Management, Inc. (“Southeastern”) acts as investment counsel and fund administrator under agreements with each Fund (the “Agreements”). Trustees for each Fund, including Trustees who are not “interested persons” of the Funds as that term is defined under the Investment Company Act of 1940, as amended (the “Independent Trustees”), are responsible for overseeing the performance of Southeastern and meet annually to review information specific to each Fund to determine whether or not the Agreements with Southeastern ought to be approved.

On September 8, 2008, Trustees for each Fund met to determine whether the Agreements with Southeastern should be approved for the period November 1, 2008 to October 31, 2009. In advance of the meeting, the Independent Trustees reviewed materials relating to the existing Agreements, including an independent expense and performance summary prepared by Lipper Inc. The Lipper materials included comparisons of each Fund with other funds in a comparable Lipper universe, as well as additional funds selected for comparison by the Independent Trustees. Trustees reviewed this comparative Lipper data regarding management and non-management fees and expenses, portfolio turnover, brokerage commissions, investment performance and long-term performance in light of total fund expenses (the “Lipper Data”). Other materials reviewed included information concerning the nature, extent and quality of Southeastern’s services, Southeastern’s profitability and financial results, including advisory fee revenue and separate account advisory fee schedules, and whether economies of scale are, or would be, shared with Fund investors as assets under management increase. Based on the information reviewed, as well as information received throughout the year and first-hand interaction with Southeastern’s personnel, the Trustees for each Fund unanimously approved the selection of Southeastern as adviser and administrator, and the amounts to be paid by each Fund under Agreements with Southeastern.

In addition, the Trustees approved the reappointment of Southeastern Asset Management International (UK) Ltd. (SAMI UK) to serve as a subadviser to each Fund, and the appointment of Southeastern Asset Management International (Singapore) Pte. Ltd (SAMI Singapore), a newly formed 100% wholly-owned subsidiary of Southeastern, to act as a subadviser to provide investment research and securities trading for the benefit of Southeastern’s clients, including the Funds. The appointment of SAMI Singapore is subject to approval of the Monetary Authority of

Longleaf Partners Funds
STATEMENT REGARDING BASIS FOR APPROVAL OF
INVESTMENT ADVISORY CONTRACTS

Singapore (MAS) and the US Securities and Exchange Commission (SEC). Importantly, Southeastern reported to the Trustees that the appointment of SAMI UK and SAMI Singapore would not result in a change in the nature, quality or level of service received by the Funds, and no change in fees paid. Southeastern continues to have primary responsibility for managing its clients’ portfolios, including those of the Longleaf Partners Funds. The SAMI UK and SAMI Singapore offices improve Southeastern’s capacity to manage portfolios with investments around the world.

In considering the Agreements, the Trustees did not identify any single factor as all-important or controlling, and each Trustee may have weighed various factors differently. The following summary does not detail all the factors considered, but discusses the material factors and the Trustees’ conclusions.

Nature, Extent and Quality of Services Provided
While the investment performance of each Fund and Southeastern (discussed below) is relevant to an evaluation of the nature, extent and quality of services provided, the Trustees also considered Southeastern’s governing principles as significant. These principles are stated at the beginning of the Funds’ Prospectus:

•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisals of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners(1).(

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

((1) This principle does not preclude a redemption fee (payable to the Funds) for short-term trades if the Funds’ Trustees determine a fee would be necessary or appropriate to discourage short-term speculators and market timers.

Longleaf Partners Funds
STATEMENT REGARDING BASIS FOR APPROVAL OF
INVESTMENT ADVISORY CONTRACTS

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

The Trustees concluded that Southeastern had been successful in operating each Fund under these governing principles, and that Longleaf shareholders had significantly benefited from Southeastern’s successful execution of its investment discipline, as well as its shareholder oriented approach. The Trustees looked favorably on Southeastern’s unique Code of Ethics requirement that employees use Longleaf for virtually all public equity investing. The Trustees noted that, as one of the largest shareholder groups, Southeastern and its affiliates’ interests are aligned with other shareholders, facing the same risks, paying the same fees, and sharing the same motivation to achieve positive absolute returns. In addition, significant investment by Southeastern’s personnel has contributed to the economies of scale which have lowered fees and expenses for shareholders over time.

The Trustees recognized that the Longleaf name possesses significant goodwill because of Southeastern’s consistent implementation of the governing principles, noting that Southeastern and the Funds had continued to receive recognition in the press, and among industry observers and participants, for the quality of its investment process, as well as its shareholder orientation and integrity. The Trustees expressed confidence in the research, analysis, knowledge and 32-years’ experience of Southeastern. The Trustees concluded that shareholders buy the Funds primarily to gain access to Southeastern’s investment expertise and shareholder orientation, and weighed this favorably in approving the Agreements.

Trustees concluded that Southeastern’s administrative services, including fund accounting, legal, trading, shareholder reporting, compliance and oversight of Fund operations, had been high quality, and favored approving Southeastern for another year. Trustees concluded that Southeastern had been open, responsive, timely and cooperative in providing information required to oversee the Funds.

Comparative Investment Performance of the Funds and Adviser
Using the Lipper Data, the Trustees compared each Fund through periods ended June 30, 2008, to other similar funds, as well as the following objective benchmarks: inflation plus 10%, and each Fund’s market index plus 200 basis points. All three Longleaf Partners Funds’ long-term results lagged inflation plus 10%, but compared favorably to market indices. A significant factor to all Trustees was Southeastern’s

Longleaf Partners Funds
STATEMENT REGARDING BASIS FOR APPROVAL OF
INVESTMENT ADVISORY CONTRACTS

courage to stand behind its convictions, following strict application of its investment discipline, often buying or holding companies currently out of favor. The Trustees concluded that this approach, even though performance had lagged in the short term, is consistent with each Fund’s long-term investment horizon. Specifically, the Trustees noted that, prior to 2008’s downturn, the absolute returns of each Fund remained strong, and while short term performance had been negative, each Fund’s current price to value ratio supported the prospect of improved future returns over longer periods.

The Trustees reviewed after-tax performance information for each Fund and noted that taxable shareholders were significantly benefited by Southeastern’s long-term, low turnover, tax efficient management style as compared to funds with more frequent trading.

The Costs of the Services to be Provided and Profits to be Realized by the
Investment Adviser and its Affiliates from the Relationship with the Fund
The Trustees considered each Fund’s management fee rates and expense ratios relative to industry averages, advisory fees charged to Southeastern’s private account clients and similar funds selected by Lipper and the Independent Trustees.

While Southeastern’s management fees for each Fund were above average, non- management expenses were below average, due in part to Southeastern’s performance and/or oversight of various operating functions. While the Trustees considered these fees separately, they viewed total expenses borne by shareholders as more important. In addition, the Trustees weighed favorably the fact that Southeastern had foregone additional fee income in each Fund’s early years through application of the expense limitation, and in later years by closing each Fund to protect shareholder interests. The Trustees noted that Longleaf Partners Fund had been closed from July 2004 to January 2008, Longleaf Partners International Fund had been closed from February 2004 to July 2006, and Longleaf Partners Small-Cap Fund was currently closed. The Trustees also recognized that Southeastern does not have an affiliated entity providing transfer agent, custodian, broker dealer or services other than investment management and fund administration. Accordingly, Southeastern neither generates additional fees for itself through related entities, nor allocates Fund brokerage to pay its expenses. The transparency of Southeastern’s fees and lack of supplemental sources of revenue was a significant factor to the Trustees.

With respect to Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, for the ten year period ended June 30, 2008, each Fund generated above average returns at below average total expenses when compared to their Lipper universes. With

Longleaf Partners Funds
STATEMENT REGARDING BASIS FOR APPROVAL OF
INVESTMENT ADVISORY CONTRACTS

respect to Longleaf Partners International Fund, for the since inception period ended June 30, 2008, the Fund’s total expenses were above the average of the Lipper universe, but the Fund’s performance was significantly above average for the period since inception. The Trustees took into account this significant excess long-term performance, the addition of several analysts to the international research team, the costs of maintaining overseas offices, as well as a fee break introduced in 2003, when evaluating the fee level of the International Fund. In light of the qualifications, experience, reputation, and performance of Southeastern with respect to each Fund, as well as the steps taken to limit or reduce receipt of fees over time, the Trustees concluded that fees paid to Southeastern by each Fund are reasonable.

The Trustees compared the fees paid to Southeastern by the Funds with those paid by Southeastern’s private account clients, and noted that the range of services provided to the Funds is more extensive and the risks associated with operating SEC registered, publicly traded mutual funds are greater. Funds are more work because of the complex overlay of regulatory, tax and accounting issues which are unique to mutual funds. In addition, the work required to service shareholders is more extensive because of the significantly greater number. With respect to risk, not only has regulation become more complex and burdensome, but the scrutiny of regulators and shareholders has gotten more intense. The Trustees concluded that reasonable justifications exist for the differences in fee rates between the two lines of business.

The Trustees reviewed reports of Southeastern’s financial position, including overall revenues and expenses of the firm, as well as an Investment Manager Profitability Analysis prepared by Lipper Inc. While the Trustees considered the profitability of Southeastern as a whole, they did not evaluate on a Fund-by-Fund basis Southeastern’s profitability and/or costs. Because no generally accepted cost allocation methodology exists, and estimating the cost of providing services on a Fund specific basis is difficult, Southeastern provided its complete financial statements to the Trustees and stipulated conservatively for renewal purposes that its operation of each Fund should be considered highly profitable, at least as profitable as, if not more profitable than, investment managers with similar assets under management. The Trustees concluded that significant profits were not unreasonable given Southeastern’s successful investment management and strong shareholder orientation, as well as steps it had taken to limit or reduce its fees over time. The Trustees also gave weight to the preferences and expectations of individual Fund shareholders and their relative sophistication, noting that the level of assets under management (despite closing often, no sales force, or 12b-l plan) is a direct result of Southeastern’s successful asset management and strong shareholder orientation. Similarly, if a

Longleaf Partners Funds
STATEMENT REGARDING BASIS FOR APPROVAL OF
INVESTMENT ADVISORY CONTRACTS

shareholder wants to redeem, he or she is not constrained by the thought of having to pay a redemption fee or to recoup a front-end load. Thus, in assessing whether the costs of Southeastern’s services and its resulting profits are reasonable, the Trustees considered it relevant that the Funds’ asset base consists of shareholders who have freely chosen to retain access to Southeastern’s services, with full disclosure of advisory fee rates.

The Extent to which Economies of Scale would be Realized as each Fund Grows, and whether Current Fee Levels Reflect these Economies of Scale for the Benefit of Fund Investors

Because Southeastern’s fee structure for each Fund contains a breakpoint, economies of scale will be realized as each Fund grows. The Trustees noted that Southeastern bore costs in excess of each Fund’s expense limitation in early years, and that total expenses of each Fund have declined as a percentage of assets over time. The Trustees recognized that the fee levels for Longleaf Partners Fund and Longleaf Partners Small-Cap Fund currently reflect a greater sharing of economies of scale than the fee for Longleaf Partners International Fund. The Trustees noted that Southeastern had introduced a breakpoint for the International Fund in 2003 at the $2.5 billion asset level, and that the Fund had not yet significantly exceeded the breakpoint level, due in part to the International Fund’s closing from February 2004 to July 2006. Because Southeastern and the Trustees expect that the International Fund has the capacity to grow significantly larger than $2.5 billion, the Trustees anticipate additional sharing of economies of scale as the Fund grows. The Trustees were satisfied that breakpoints of each Fund were set at appropriate levels, and economies of scale are shared sufficiently with Fund shareholders.

Conclusion
While the material factors that the Trustees considered are summarized above, each individual Trustee considered and weighed in the aggregate all information prior to making a renewal decision. All Trustees, including the Independent Trustees, concluded that Southeastern’s fee structure was fair and reasonable in light of the nature and quality of services provided, and that approval of the Investment Counsel and Fund Administration Agreements was in the best interest of each Fund and its shareholders.

Intentionally Left Blank

Longleaf Partners Funds
EXPENSE EXAMPLE

Shareholders of mutual funds may incur two types of costs: (1) ongoing costs, including management fees, transfer agent fees, and other fund expenses; and (2) transaction costs, including sale charges (loads) and redemption fees. Longleaf does not charge transaction fees of any sort.

The following examples are intended to show the ongoing costs (in dollars) of investing in the Longleaf Funds and to enable you to compare the costs of investing in other mutual funds. Each example is based on an investment of $1,000 made at July 1, 2008 and held through December 31, 2008.

Actual Expenses
The table below provides information about actual account values and actual expenses using each Fund’s actual return for the period. To estimate the expenses that you paid over the period, divide your account balance by $1,000 (for example, a $12,500 account balance divided by $1,000 = 12.5), then multiply the result by the number in the third line entitled “Expenses Paid During Period.”

Ongoing Expenses and Actual Fund Returns
for the period July 1, 2008 to December 31, 2008

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00
Ending Account Value	538.32	632.80	693.45
Expenses Paid During Period*	3.52	3.86	6.98
Annualized Expense Ratio for Period	0.91%	0.94%	1.64%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (184) divided by 366 days in the current year.

Longleaf Partners Funds
EXPENSE EXAMPLE

Hypothetical Example for Comparison Purposes
The table below provides information about hypothetical account values and expenses based on each Fund’s actual expense ratio and assumed returns of 5% per year before expenses, which are not the Funds’ actual returns. Do not use the hypothetical data below to estimate your ending account balance or expenses you paid. This information serves only to compare the ongoing costs of investing in Longleaf with other mutual funds. To do so, examine this 5% hypothetical example against the 5% hypothetical examples found in other funds’ shareholder reports.

The expenses shown in the table highlight only ongoing costs and do not reflect transactional costs that may be charged by other funds. Therefore, the third line of the table does not reveal the total relative costs of owning different funds. Since Longleaf does not charge transactions fees, you should evaluate other funds’ transaction costs to assess the total cost of ownership for comparison purposes.

Ongoing Expenses and Hypothetical 5% Return
for the period July 1, 2008 to December 31, 2008

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00
Ending Account Value	1,020.56	1,020.41	1,016.89
Expenses Paid During Period*	4.62	4.77	8.31
Annualized Expense Ratio for Period	0.91%	0.94%	1.64%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (184) divided by 366 days in the current year.

INFORMATION ON BOARDS OF TRUSTEES

Each Fund is served by a separate Board of Trustees composed of eight members. The membership of each Board is the same. There is no stated term of service, and Trustees continue to serve after election until resignation. All Trustees presently serving except for Rex M. Deloach were elected or re-elected at a meeting of shareholders held on September 19, 2001 in Boston, Massachusetts.

Length of Service
Name, Age	Positions Held	as Trustee
And Address	With Funds	(Year Began)

Affiliated or Interested Trustees*

O. Mason Hawkins, CFA, (60) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	Co-Portfolio Manager	Partners Fund Small-Cap Fund International Fund	1987 1989 1998

Margaret H. Child (53) 137 Marlborough Street #3 Boston, MA 02116	Trustee	Partners Fund Small-Cap Fund International Fund	2001 2001 2001

Independent or Non-Interested Trustees

Chadwick H. Carpenter, Jr. (58) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	Trustee	Partners Fund Small-Cap Fund International Fund	1993 1993 1998

Daniel W. Connell, Jr. (60) 4016 Alcazar Avenue Jacksonville, FL 32207	Trustee	Partners Fund Small-Cap Fund International Fund	1997 1997 1998

Rex M. Deloach (71) 154 County Road 231 Oxford, MS 38655	Trustee	Partners Fund Small-Cap Fund International Fund	2003 2003 2003

Steven N. Melnyk (61) 105 Virginia Street St. Simons Island, GA 31522	Trustee	Partners Fund Small-Cap Fund International Fund	1991 1991 1998

C. Barham Ray (62) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	Trustee	Partners Fund Small-Cap Fund International Fund	1992 1992 1998

Perry C. Steger (46) 1978 South Austin Avenue Georgetown, TX 78626	Chairman of the Board	Partners Fund Small-Cap Fund International Fund	2001 2001 2001

*	Mr. Hawkins is a director and officer of Southeastern Asset Management, Inc. and as such is classified as an “interested” Trustee. Ms. Child is not affiliated with Southeastern, but performs certain administration and operational functions for the Funds in Massachusetts, their state of organization, and could be deemed to be an “interested” Trustee.

INFORMATION ON BOARDS OF TRUSTEES

Principal Occupations	Number of	Other
During Past 5 Years	Portfolios Overseen	Directorships

Affiliated or Interested Trustees*

Chairman of the Board and Chief Executive Officer, Southeastern Asset Management, Inc.	3

Marketing Consultant since 2005; Chief Marketing Officer, Bingham McCutchen, LLP (1999-2004) (an international law firm); Director of Marketing, Arthur Andersen LLP (accounting firm) Memphis office (1991-98), Atlanta office (1998-99).	3

Independent or Non-Interested Trustees

Private Investor and Consultant since 1998; Senior Executive Officer, Progress Software Corp. (1983-98)	3

Private Investor since 2006; President and CEO, Twilight Ventures, LLC (investment holding company) (2004-2005); Senior Vice President-Marketing, Jacksonville Jaguars (NFL franchise) (1994-2004)	3

President, Financial Insights, Inc. (financial consulting and litigation support) since 2002; Vice President, The Oxford Company (private land and timber, investments) since 1994.	3	Chairman, Phosphate Holdings, Inc., Madison, MS

Real Estate Development, The Sea Island Company, since 2005; Private Investor and Consultant since 1997; Golf Commentator, ABC Sports since 1991; President, Riverside Golf Group, Inc. since 1989.	3	Director, First Coast Community Bank, Fernandina Beach, FL

Private Investor and Consultant since 2008; Partner, SSM Corp. (venture capital firm) 1974-2007	3	Financial Federal Savings Bank, Memphis, TN

President, Steger & Bizzell Engineering, Inc. (engineering firm) since 2003; Director of Product Strategy, National Instruments, Inc. (1996-2003)	3

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Intentionally Left Blank

Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PNC Global Investment Servicing
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds®
c/o PNC Global Investment Servicing
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com